
07073687



Winning COMBINATIONS

DARDEN RESTAURANTS, INC. • 2007 ANNUAL REPORT






DARDEN
RESTAURANTS.

Business Description

Darden Restaurants, Inc. is the largest publicly traded casual dining restaurant company in the world, based on market share and revenues from company-owned restaurants. In fiscal 2007, we served more than 325 million meals at 1,397 restaurants in 49 states and Canada. Our four distinct restaurant concepts together generated annual sales of more than $5.5 billion. Red Lobster® and Olive Garden®, our flagship brands, are the market-share leaders in their casual dining segments. Each produced sales of at least $2.6 billion annually, making Darden the only casual dining restaurant company with two restaurant concepts of this scale. Our emerging brands are Bahama Breeze® and Seasons 52®. Based in Orlando, Florida, we employ more than 156,000 people, and our Company trades on the New York Stock Exchange under the symbol DRI.



Contents



Darden is the company it is today because we place no limits on what we believe we can achieve. Our winning combination of great people, great brand management, great restaurant operations and great restaurant support allowed us to nourish and delight more than 325 million guests last year and has created superior shareholder value.

OPERATING COMPANY *Overview*



Sales* [dollars in billions]
4.5
4.8
5.0
5.4
5.6
'03
'04
'05
'06
'07

*From continuing operations

2007 Financial Highlights

Fiscal Year Ended (In millions, except per share amounts)	May 27, 2007	May 28, 2006	May 29, 2005
Sales	$5,567.1	$5,353.6	$4,977.6
Earnings from Continuing Operations	$ 377.1	$ 351.8	$ 299.9
Loss from Discontinued Operations	$ (175.7)	$ (13.6)	$ (9.3)
Net Earnings	$ 201.4	$ 338.2	$ 290.6
Earnings per Share from Continuing Operations			
Basic	$ 2.63	$ 2.35	$ 1.91
Diluted	$ 2.53	$ 2.24	$ 1.84
Net Earnings per Share:			
Basic	$ 1.40	$ 2.26	$ 1.85
Diluted	$ 1.35	$ 2.16	$ 1.78
Dividends Paid per Share	$ 0.46	$ 0.40	$ 0.08
Average Shares Outstanding:			
Basic	143.4	149.7	156.7
Diluted	148.8	156.9	163.4



Diluted Earnings Per Share From Continuing Operations [in dollars]
1.31
1.43
1.84
2.24
2.53
'03
'04
'05
'06
'07

Stock Performance Graph

This graph compares our total shareholder returns against the Standard & Poor's ("S&P") 500 Stock Index and our industry peer group as measured by the S&P Restaurants Index. The graph assumes that $100 was invested in our common shares and the other indices on May 24, 2002, the last trading day for our fiscal year ended May 26, 2002, and that all dividends were reinvested. The companies included in the S&P Restaurants Index, in addition to Darden, were as follows: McDonald's Corporation; Starbucks Corporation; YUM! Brands, Inc.; and Wendy's International, Inc. The stock prices shown are historical and do not determine future performance.



Total Restaurants*
1,223
1,247
1,268
1,292
1,324
'03
'04
'05
'06
'07

*Restaurants included in continuing operations

Comparison of Five-Year Total Return for Darden Restaurants, Inc., S&P 500 Stock Index and S&P Restaurants Index



Darden Restaurants, Inc.
S&P 500 Stock Index
S&P Restaurants Index
$200
150
100
50
0

	5/26/02	5/25/03	5/30/04	5/29/05	5/28/06	5/27/07
Darden Restaurants, Inc.	100.00	73.60	90.58	132.43	149.13	187.10
S&P 500 Stock Index	100.00	87.67	107.14	116.67	127.88	154.27
S&P Restaurants Index	100.00	71.06	107.09	137.93	155.87	200.17

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Red Lobster

An American icon that helped change the nation's dining habits, Red Lobster has been the market leader in casual dining seafood since the first restaurant opened in 1968. With 651 restaurants in the United States and 29 in Canada, Red Lobster's fiscal 2007 sales were $2.6 billion, an average of $3.8 million per restaurant.

Olive Garden

Olive Garden helped define the Italian segment of casual dining when it opened in 1982 and today is the world's largest full-service Italian restaurant company, with 608 restaurants in the United States and six in Canada. Olive Garden posted its 51st consecutive quarter of U.S. same-restaurant sales growth in fiscal 2007, and sales totaled $2.8 billion, an average of $4.7 million per restaurant.


Olive Garden



Bahama Breeze

Bahama Breeze brings you the feeling of a Caribbean escape, offering the delicious food, refreshing drinks and atmosphere you would find in the islands. Now in its 12th year, Bahama Breeze operates 23 restaurants in 12 states and had sales from continuing operations of $138 million in fiscal 2007, an average of $6.0 million per restaurant.

Seasons 52

Seasons 52, Darden's newest concept, celebrates living well and offers the sensational flavors of a seasonally inspired menu. Debuting in 2003, Seasons 52 continued its growth in fiscal 2007 with the opening of two Georgia locations and now operates seven restaurants. These fresh grill restaurants feature delicious, lower-calorie meals, complemented by quality wines from around the world. Seasons 52's fiscal 2007 sales were nearly $40 million, an average of $6.4 million per restaurant.


Seasons 52
FRESH GRILL



Clarence Otis, Jr., Chairman and Chief Executive Officer, and Andrew H. Madsen, President and Chief Operating Officer *(pictured left to right)*

Letter to Shareholders

As fiscal 2007 began, our Company could look back on more than a decade of strong operating and financial success reflected in the competitively superior same-restaurant sales and earnings growth from continuing operations we delivered over that time. This success resulted in a total shareholder return from our 1995 spin-off from General Mills through the beginning of the fiscal year that was well within the top quartile of the S&P 500.

Our current brands are operating more effectively and consistently so we can grow them at rates that better capture their full market opportunities.

We believe Darden's success is a result of our ability to develop several winning combinations, and we highlight some of these in this report. One of the most important has been the combination of two foundational strengths – a proven approach to managing and evolving casual dining brands, and a strong, motivating culture. Together, these two strengths form our operating platform. During the year, we were able to strengthen that platform and deliver competitively strong financial results from continuing operations despite lower-than-expected sales growth in the casual dining industry.

With our accomplishments, we ended fiscal 2007 in a meaningfully stronger competitive position than we had when the year began. More specifically, we are better positioned to supplement the same-restaurant excellence we've historically enjoyed with stronger new restaurant growth going forward, all while maintaining solid profitability. We believe this is a combination that will create long-term shareholder value over the next decade that matches or exceeds what we've delivered the past 10-plus years.

Fiscal 2007 Highlights

Strategic Highlights

Speaking of winning combinations, we've articulated many times before what underlies our proven approach to the business. It's the power of combining strength in our four strategic pillar areas – competitively superior leadership, brand management excellence, restaurant operations excellence and restaurant support excellence. We made significant strides in fiscal 2007 to strengthen our capabilities in each of these areas. As a result, we are operating our current brands more effectively and consistently, so we can grow them at rates that better capture their market opportunities, and we're better prepared than ever to successfully bring on additional brands.

The Company's strategic progress in 2007 has two dimensions. First, each operating company delivered on brand-specific initiatives to bolster their capabilities in targeted strategic pillar areas. Second, the entire organization successfully tackled a prioritized list of initiatives to strengthen both the operational and cultural aspects of our operating platform. These initiatives focused on improving and increasing consistency across the Company in the employee experience we provide, the effectiveness of our talent assessment and development, and the level of discipline with which we manage the brand and restaurant operations functions that are at the core of what we do. The initiatives also included meaningfully enhancing key support functions such as Supply Chain, Information Technology, and Government and Community Affairs.

In fiscal 2007, we also established clearer direction for our emerging businesses. This included making the difficult but appropriate decision to dispose of Smokey Bones because we were not making sufficiently rapid or profitable progress developing it into the nationally advertised brand we intended. And, based on continued strong guest experiences and financial results, we decided to restart growth at Bahama Breeze and to move to the next stage of disciplined expansion at Seasons 52.

To facilitate Bahama Breeze's renewed growth and the disposition of Smokey Bones, we closed nine low-performing Bahama Breeze restaurants, 54 Smokey Bones restaurants and two Rocky River Grillhouse restaurants that were part of a new direction we developed for the potential conversion of Smokey Bones. The remaining 73 Smokey Bones restaurants continue to operate, and we're offering them for sale. Results for the nine Bahama Breeze restaurants that we closed and for the Smokey Bones business are reported separately as discontinued operations for financial reporting purposes.

Financial Highlights

Financially, our results from continuing operations for fiscal 2007 were competitively superior in what was clearly a challenging industry environment. Financial highlights include the following:

- Sales from continuing operations increased 4.0 percent to $5.57 billion for fiscal 2007, driven by new restaurant growth at Olive Garden and same-restaurant sales growth at Olive Garden and Red Lobster.
- Net earnings from continuing operations for fiscal 2007 were $377.1 million, a 7.2 percent increase from fiscal 2006 net earnings from continuing operations of $351.8 million. Diluted net earnings per share from continuing operations were $2.53, a 13 percent increase from diluted net earnings per share from continuing operations of $2.24 in fiscal 2006.
- Olive Garden's total sales were a record $2.79 billion, up 6.6 percent from fiscal 2006. This reflected record average annual sales per restaurant of $4.7 million, the addition of 32 net new restaurants and U.S. same-restaurant sales growth of 2.7 percent. Olive Garden also reported their 51st consecutive quarter of U.S. same-restaurant sales increases in the fourth quarter of fiscal 2007.
- Red Lobster's total sales were a record $2.60 billion, an increase of 0.9 percent from fiscal 2006. Average annual sales per restaurant were $3.8 million, and U.S. same-restaurant sales growth for fiscal 2007 was 0.2 percent.
- Bahama Breeze's sales from continuing operations were $138 million in fiscal 2007, which was 0.9 percent above fiscal 2006. Same-restaurant sales at Bahama Breeze increased 0.9 percent in fiscal 2007 and average annual sales per restaurant were $6.0 million. Bahama Breeze's operating results from continuing operations were strong with unit-level returns approaching those of our larger brands.
- Seasons 52's total sales were nearly $40 million in fiscal 2007. Two additional restaurants opened in fiscal 2007, bringing the total number in operation to seven. In March 2007, we announced that Seasons 52 would begin the next phase of its development, which includes continuing to operate its seven existing restaurants with excellence while developing the real estate and talent pipelines for another three or so openings over the next two years.
- With our strong cash flows and balance sheet, we spent $371 million to repurchase 9.4 million shares of our common stock in fiscal 2007. Since beginning our share repurchase program in 1995, we have repurchased more than 141.9 million shares of our common stock for $2.62 billion.

We are focused on accelerating profitable sales growth to further leverage the competitively superior and increasingly strong operating platform we've built.

Fiscal 2008 Outlook

For Darden, fiscal 2008 will be a year of continuity, with the two strategic imperatives for the year the same as those of the last several years. We are focused on accelerating profitable sales growth to further leverage the competitively superior and increasingly strong operating platform we've built and to ensure that we fully capture the tremendous long-term opportunity casual dining offers. And, to achieve and sustain this elevated level of profitable sales growth, we're committed to enriching the Darden culture to make the Company an even more attractive place to be.

To help accomplish these objectives, we'll continue to pursue enterprise-wide initiatives that strengthen our operating platform by leveraging and reinforcing the importance of cross-enterprise teamwork. And, we will continue to enhance the Darden employee experience, with a particular focus on strengthening the professional growth and development we offer the people at Darden.

In addition to these enterprise-level initiatives, each operating company has its own brand-specific focus that can be summarized as follows:

- **Olive Garden** – Accelerate new restaurant growth while maintaining same-restaurant sales excellence and growth.
- **Red Lobster** – Broaden appeal of the brand to accelerate same-restaurant guest count growth and prepare for future new restaurant growth.
- **Bahama Breeze** – Maintain same-restaurant sales excellence and growth while preparing for renewed new restaurant growth.
- **Seasons 52** – Enter the next phase of development focusing on disciplined expansion, while putting in place an effective and cost-appropriate support structure.

Conclusion

While we're fortunate to have a proven approach to the business and a strong culture that together form a strong operating platform, we're even more fortunate that everyone at Darden wants to create a great company – one that is the best in casual dining now and for generations. We recognize that, to do so, we must look for ways to enhance both aspects of our operating platform. As a result, despite the success we've enjoyed, we continue to be appropriately self-critical.

Guided by our willingness to embrace change in order to become the best, we're confident we're working on the right things at the enterprise level and within all of our brands – things that drive current period success while better positioning us to capture the attractive long-term opportunity our industry offers.

Thank you for being a shareholder and placing your trust in our ability to build a great company that will perform strongly for generations.



Clarence Otis, Jr.
Chairman and Chief Executive Officer



Andrew H. Madsen
President and Chief Operating Officer

Darden Restaurants is a strong company with a rich history. When our founder, Bill Darden, opened his first restaurant in 1938, he knew how important great people were to the success and growth of his business. Bill referred to the quality of our employees as "our greatest competitive edge." This belief still holds true and is the reason we are intensifying our focus on people. By strengthening employee engagement, we are making Darden a special place where each person has an opportunity to fulfill personal and professional dreams. By strengthening our commitment to diversity, we are making the power of individual differences work for us. And by strengthening our talent management, we are attracting, retaining and growing the best people in the industry.

With great people motivated by our compelling core purpose – to make a positive difference in the lives of others – we have created, nurtured and sustained a strong culture. And this culture fosters the passion and vigor required to make our mission a reality – to be the best in casual dining, now and for generations.


Olive Garden

Great People & A STRONG







CULTURE

Strong &



Brands



LOYAL GUESTS

Ensuring Darden is a special place – a place everyone wants to be part of – is how we develop and sustain strong brands; brands that create an emotional connection with our employees and guests; brands that promise a unique and satisfying guest experience and then deliver on those promises every day.

At our core, Darden has two strong brands in Red Lobster and Olive Garden. Both are market-share leaders, combining value with broad demographic appeal. Olive Garden is one of the strongest brands in casual dining. Throughout fiscal 2007, we accelerated Olive Garden's unit growth, opening 32 net new restaurants. Olive Garden also continued to outpace the industry in sales at its existing units with its 51st consecutive quarter of U.S. same-restaurant sales growth. At Red Lobster, we continue to improve our guest experience and strengthen restaurant-level returns while working to broaden appeal of the brand, positioning the business for future new restaurant growth.

Bahama Breeze provides a differentiated guest experience, featuring fresh, Caribbean-inspired food and handcrafted beverages that make the brand relevant for a wider variety of occasions, while improving guest satisfaction and brand profitability. As a result, Bahama Breeze is taking the necessary steps now to restart new restaurant growth by early fiscal 2009.

Seasons 52 is a fresh grill and wine bar that offers a seasonally-inspired menu featuring fresh, delicious food with fewer calories than similar restaurant meals. Results in our first seven restaurants have been strong, and we are preparing for a disciplined expansion of the business.

Our strategy is to be a multi-brand growth company. As consumer tastes evolve, we will aim to ensure that our core brands remain vibrant, relevant and compelling. Also, by meeting new consumer needs through additional new brands, we will strive to capture the long-term growth opportunity in casual dining.

A Proven APPROACH

At Darden, we have a proven approach to capture the long-term opportunity in casual dining, based on four foundational pillars – competitively superior leadership, brand management excellence, restaurant operations excellence and restaurant support excellence. This platform has served us well and enabled us to achieve competitively superior same-restaurant sales growth and net earnings per share from continuing operations growth. However, we have fallen short of where we want to be in top-line growth, largely due to a lag in new restaurant growth.

In fiscal 2007, we made important progress in addressing opportunities to prepare for the new restaurant growth we need to improve top-line sales. Our operating infrastructure and strong balance sheet are competitive advantages that position us to capitalize on the potential we see in casual dining. Our scale and competitively superior purchasing operation allow us to absorb near-term cost pressures better than most in our industry. We have the funding and expertise to develop new food ideas and increase marketing support, and the capital and capability to build new restaurants and acquire new brands.

By continuing to combine disciplined management of the business with balanced growth plans that set appropriate one-year targets and include the appropriate investments, Darden is working on the right things to drive strong future sales and earnings growth.





Commitment

Darden Restaurants is a company that strives to make a positive difference in the lives of others – our customers, our employees, and those in the communities where we live and work. This commitment is part of Darden's DNA and the reason we strive to be an industry leader in philanthropy, diversity and sustainability.

Our commitment to the sustainability of the Earth's natural resources is exemplified in the Darden Environmental Trust. Since 1997, the Trust has funded worldwide research, symposiums and workshops in support of conservation efforts critical to our business and the health of the environment as a whole.

The Darden Restaurants Foundation contributes to organizations that improve quality of life through support of arts and culture, social services and nutrition, and education. This includes the Community Alliance Program which focuses financial and volunteer support in 10 major U.S. cities to foster diversity, fairness and inclusiveness, and provide a voice for our multicultural communities. Our restaurant directors and managers in these cities serve as community ambassadors, keeping us abreast of area needs and opportunities and reinforcing Darden's position as a neighbor and employer of choice.

Experience has taught us that when people follow their hearts and give their time and energy to causes they care about, communities grow stronger. For more than a decade, we've contributed millions of dollars, millions of pounds of food and countless volunteer hours in communities all across North America because we are committed to being of service and making a positive difference for others. We are proud to be a corporate citizen that acts ethically, responsibly and with a big heart in all we do. For more information on Darden's corporate social responsibility and volunteer efforts, request a copy of the "Being of Service 2007" report or visit our Web site.








DARDEN ENVIRONMENTAL TRUST
FOR GENERATIONS
®

Caring







Partnering with the American Association of People with Disabilities (AAPD)

Like everyone else, people with disabilities strive for jobs that allow them to earn a living, make them feel valued and give them a sense of pride and accomplishment. By participating in National Disability Mentoring Day, an annual AAPD event, many people with disabilities get a chance to learn about different jobs and find out what they like and what they're good at doing.

Darden has been the lead corporate sponsor of Disability Mentoring Day since 2000 and was the title sponsor in 2006, bringing students and jobseekers with disabilities together with employers through job shadowing, hands-on career exploration and one-on-one mentoring. Our sponsorship and the participation of our restaurant teams set the stage for learning new skills and for employers – like Darden – to scout new talent! We thank all of the restaurant teams who participate in this event and make a positive difference in our communities.

Board of Directors



left to right, seated: Charles Ledsinger, Jr.; Maria Sastre; Clarence Otis, Jr.; Andrew Madsen
left to right, standing: Jack Smith; William Lewis, Jr.; Rita Wilson; Michael Rose; Senator Connie Mack, III; Odie Donald; Dr. Leonard Berry; David Hughes

Dr. Leonard L. Berry
Distinguished Professor of Marketing,
Mays Business School,
Texas A&M University

Odie C. Donald
President, Odie Donald Investment Enterprises, LLC,
a private investment firm; retired President,
DirecTV, Inc., a satellite TV service

David H. Hughes
Retired Chairman of the Board,
Hughes Supply, Inc., a building
supply company

Charles A. Ledsinger, Jr.
Vice Chairman and Chief Executive Officer,
Choice Hotels International, Inc., a lodging franchisor

William M. Lewis, Jr.
Managing Director and Co-Chairman
Investment Banking, Lazard Ltd., an investment banking firm

Senator Connie Mack, III
Senior Policy Advisor,
King & Spalding LLP,
a law firm, and former U.S. Senator

Andrew H. Madsen
President and Chief Operating Officer,
Darden Restaurants, Inc.

Clarence Otis, Jr.
Chairman and Chief Executive Officer,
Darden Restaurants, Inc.

Michael D. Rose
Chairman of the Board, First Horizon National Corporation,
a national financial services company;
Chairman of the Executive Committee, Gaylord Entertainment
Company, a diversified entertainment company

Maria A. Sastre
Vice President, International, Latin America and Caribbean Sales
and Marketing, Royal Caribbean International, Celebrity Cruises and
Azamara Cruises, all units of Royal Caribbean Cruises Ltd., a global
cruise line company

Jack A. Smith
President of SMAT, Inc., a private consulting company; Founder and
retired Chairman of the Board, The Sports Authority, Inc., a national
sporting goods chain

Rita P. Wilson
Retired President, Allstate Indemnity Company,
a subsidiary of Allstate Insurance Company

Executive & Operating Teams



left to right, seated: Valerie Collins; C. Bradford Richmond; Paula Shives; Ronald Bojalad *left to right, standing:* Barry Moullet; Robert McAdam; Kim Lopdrup; David Pickens; Daniel Lyons; JJ Buettgen; Laurie Burns; Suk Singh; Stephen Judge

Ronald Bojalad
Senior Vice President,
Group Human Resources

JJ Buettgen
Senior Vice President,
Business Development

Laurie B. Burns
Senior Vice President,
President, Bahama Breeze

Valerie K. Collins
Senior Vice President,
Corporate Controller and Chief
Information Officer

Stephen Judge
Senior Vice President,
President, Seasons 52

Kim Lopdrup
Senior Vice President,
President, Red Lobster

Daniel M. Lyons
Senior Vice President,
Human Resources

Robert McAdam
Senior Vice President,
Government and
Community Affairs

Barry Moullet
Senior Vice President,
Supply Chain

David T. Pickens
Senior Vice President,
President, Olive Garden

C. Bradford Richmond
Senior Vice President,
Chief Financial Officer

Paula J. Shives
Senior Vice President,
General Counsel and Secretary

Suk Singh
Senior Vice President,
Development

FINANCIAL REVIEW • 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis below for Darden Restaurants, Inc. (Darden, the Company, we, us or our) should be read in conjunction with our consolidated financial statements and related financial statement notes found elsewhere in this report.

We operate on a 52/53 week fiscal year, which ends on the last Sunday in May. Fiscal 2007, 2006, 2005 each consisted of 52 weeks of operation.

Overview of Operations

Our business operates in the casual dining segment of the restaurant industry, primarily in the United States. At May 27, 2007, we operated 1,397 Red Lobster®, Olive Garden®, Bahama Breeze®, Smokey Bones Barbeque & Grill® and Seasons 52® restaurants in the United States and Canada. As of May 31, 2007, we also licensed 32 Red Lobster restaurants in Japan. Through subsidiaries, we own and operate all of our restaurants in the United States and Canada. None of our restaurants are franchised.

On May 5, 2007, we announced the closure of 54 Smokey Bones and two Rocky River Grillhouse restaurants as well as our intention to offer for sale the remaining 73 operating Smokey Bones restaurants. Softening of sales at Smokey Bones led us to reevaluate our new restaurant opening strategy and test a new direction for the business. In fiscal 2007, we opened a new repositioned Smokey Bones restaurant named Rocky River Grillhouse, and a second Rocky River Grillhouse from a converted Smokey Bones. However, the Smokey Bones concept and related business model was designed to be a nationally advertised brand, and since it was not on a path to achieving that vision, we concluded it was not a meaningful growth vehicle for the Company. As a result of these actions, we recognized $229.5 million and $13.7 million of long-lived asset impairment charges and closing costs, respectively, during the fourth quarter of fiscal 2007. Additionally, on April 28, 2007, we closed nine under-performing Bahama Breeze restaurants. We have classified the results of operations, impairment charges and closing costs of Smokey Bones, Rocky River Grillhouse and the nine closed Bahama Breeze restaurants as discontinued operations in our consolidated statements of earnings forall periods presented. We have similarly presented our consolidated statements of earnings and cash flows for all periods presented to reflect the classification of these restaurants as discontinued operations.

Our sales from continuing operations were $5.57 billion in fiscal 2007 and $5.35 billion in fiscal 2006, a 4.0 percent increase. Net earnings from continuing operations for fiscal 2007 were $377.1 million ($2.53 per diluted share) compared with net earnings from continuing operations for fiscal 2006 of $351.8 million ($2.24 per diluted share). Net earnings from continuing operations for fiscal 2007 increased 7.2 percent and diluted net earnings per share from continuing operations increased 13.0 percent compared with fiscal 2006. The primary drivers of our increases in net earnings from continuing operations were Olive Garden's same-restaurant sales increases in each quarter of fiscal 2007, bringing its string of consecutive quarters with same-restaurant sales growth to 51, annual same-restaurant sales increases at Red Lobster and new restaurant growth at Olive Garden. Bahama Breeze significantly improved same-restaurant performance in fiscal 2007, positioning the brand to restart new restaurant growth. In addition to achieving a second straight year of same-restaurant sales growth from continuing operations, Bahama Breeze also meaningfully improved restaurant-level returns and guest satisfaction. Additionally, with the closure of the nine under-performing Bahama Breeze restaurants in the fourth quarter of fiscal 2007 we will be able to re-focus efforts and resources on continuing to build business in its most profitable restaurants, while also building a site pipeline for new restaurant growth.

Our net losses from discontinued operations were $175.7 million, $13.6 million and $9.3 million, respectively, for fiscal 2007, 2006 and 2005. Our diluted net losses per share from discontinued operations were $1.18, $0.08 and $0.06, respectively, for fiscal 2007, 2006 and 2005. When combined with results from continuing operations, our diluted net earnings per share were $1.35, $2.16 and $1.78, respectively, for fiscal 2007, 2006 and 2005.

We adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123 (Revised) "Share-Based Payment" (SFAS No. 123R) in the first fiscal quarter of fiscal 2007. SFAS No. 123R requires us to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards in our consolidated statements of earnings. We adopted the provisions of SFAS No. 123R according to the modified prospective transition method and therefore, did not restate our consolidated financial statements for periods prior to adoption. The adoption of SFAS No. 123R reduced diluted net earnings per share from continuing operations by $0.08 in fiscal 2007 from fiscal 2006.

In fiscal 2008, we expect a net increase of approximately 40 restaurants, excluding the disposition of the 73 Smokey Bones that continue to operate. We expect combined U.S. same-restaurant sales growth in fiscal 2008 of between 2 to 4 percent at Olive Garden and Red Lobster. We also expect further earnings improvement at Bahama Breeze in fiscal 2008 as we continue to focus on strengthening restaurant level returns by removing costs and complexity that do not add value for their guests. On a consolidated basis, we expect diluted net earnings per share growth from continuing operations of 10 percent to 12 percent in fiscal 2008.

Additionally, over the course of fiscal 2008 we plan to increase the range of our target debt leverage ratio to 55 to 65 percent, up from our previous target range of 40 to 50 percent. We believe that this modification of our capital structure will enable us to invest appropriately in our existing business, preserve financial flexibility to pursue acquisitions that meet our criteria and return excess cash to our shareholders. In June 2007 we announced that we would pay a quarterly dividend of 18 cents per share on August 1, 2007. Previously, we paid a semi-annual dividend of 23 cents per share, or 46 cents per share on an annual basis. Based on the 18-cent quarterly dividend declaration, our indicated annual dividend is 72 cents per share, an increase of more than 56 percent.

Our mission is to be the best in casual dining, now and for generations. We believe we can achieve this goal by continuing to build on our strategy to be a multi-brand casual dining growth company, which is grounded in four strategic pillar areas:

- Competitively superior leadership;
- Brand management excellence;
- Restaurant operating excellence; and
- Restaurant support excellence.

We seek to increase profits by leveraging our fixed and semi-fixed costs with sales from new restaurants and increased guest traffic and sales at existing restaurants. To evaluate our operations and assess our financial performance, we monitor a number of operating measures, with a special focus on two key factors:

- Same-restaurant sales – which is a year-over-year comparison of each period's sales volumes for restaurants open at least 16 months; and
- Restaurant earnings – which is restaurant-level profitability (restaurant sales, less restaurant-level cost of sales, marketing and depreciation).

Increasing same-restaurant sales can increase restaurant earnings because these incremental sales provide better leverage of our fixed and semi-fixed costs. A restaurant concept can generate same-restaurant sales increases through increases in guest traffic, increases in the average guest check, or a combination of the two. The average guest check can be impacted by menu price changes and by the mix of menu items sold. For each restaurant concept, we gather daily sales data and regularly analyze the guest traffic counts and the mix of menu items sold to aid in developing menu pricing, product offerings and promotional strategies. We view same-restaurant guest counts as a measure of the long-term health of a restaurant concept, while increases in average check and menu mix may contribute more significantly to near-term profitability. We focus on balancing our pricing and product offerings with other initiatives to produce sustainable same-restaurant sales growth.

We compute same-restaurant sales using restaurants open at least 16 months because new restaurants experience an adjustment period before sales levels and operating margins normalize. Sales at newly opened restaurants generally do not make a significant contribution to profitability in their initial months of operation. Our sales and expenses can be impacted significantly by the number and timing of the opening of new restaurants and the closing, relocation and remodeling of existing restaurants. Pre-opening expenses each period reflect the costs associated with opening new restaurants in current and future periods.

There are significant risks and challenges that could impact our operations and ability to increase sales and earnings. The casual dining restaurant industry is intensely competitive and sensitive to economic cycles and other business factors, including changes in consumer tastes and dietary habits. Other risks and uncertainties are discussed below in Forward-Looking Statements.

Results of Operations for Fiscal 2007, 2006 and 2005

The following table sets forth selected operating data as a percentage of sales from continuing operations for the 52-week periods ended May 27, 2007, May 28, 2006 and May 29, 2005. This information is derived from the consolidated statements of earnings, found elsewhere in this report. Additionally, this information and the following analysis have been presented with the results of operations, impairment charges and closing costs for Smokey Bones, Rocky River Grillhouse and the nine closed Bahama Breeze restaurants classified as discontinued operations for all periods presented.

	Fiscal Years		
	2007	2006	2005
Sales	100.0%	100.0%	100.0%
Costs and expenses:			
Cost of sales:			
Food and beverage	29.0	29.3	29.9
Restaurant labor	32.5	32.2	32.1
Restaurant expenses	15.0	15.1	14.9
Total cost of sales, excluding restaurant depreciation and amortization of 3.3%, 3.4% and 3.6%, respectively	76.5%	76.6%	76.9%
Selling, general and administrative	9.6	9.4	9.4
Depreciation and amortization	3.6	3.7	3.9
Interest, net	0.7	0.8	0.9
Asset impairment, net	0.1	0.0	0.0
Total costs and expenses	90.5%	90.5%	91.1%
Earnings before income taxes	9.5	9.5	8.9
Income taxes	(2.7)	(2.9)	(2.9)
Earnings from continuing operations	6.8	6.6	6.0
Losses from discontinued operations, net of taxes	(3.2)	(0.3)	(0.2)
Net earnings	3.6%	6.3%	5.8%

Management's Discussion and Analysis of Financial Condition and Results of Operations

Sales

Sales from continuing operations were $5.57 billion in fiscal 2007, $5.35 billion in fiscal 2006 and $4.98 billion in fiscal 2005. The 4.0 percent increase in sales from continuing operations for fiscal 2007 was primarily due to a net increase of 32 company-owned restaurants, on a continuing operations basis, compared with fiscal 2006 and U.S. same-restaurant sales increases at Olive Garden, Red Lobster and Bahama Breeze.

Olive Garden sales of $2.79 billion in fiscal 2007 were 6.6 percent above last year. Olive Garden opened 32 net new restaurants during fiscal 2007. U.S. same-restaurant sales for Olive Garden increased 2.7 percent due to a 0.7 percent increase in same-restaurant guest counts and a 2.0 percent increase in average guest check. Average annual sales per restaurant for Olive Garden were $4.7 million in fiscal 2007. Olive Garden reported its 51st consecutive quarter of U.S. same-restaurant sales growth at the end of fiscal 2007.

Red Lobster sales of $2.60 billion in fiscal 2007 were 0.9 percent above last year. U.S. same-restaurant sales for Red Lobster increased 0.2 percent due to a 2.7 percent increase in average guest check and a 2.5 percent decrease in guest counts. Average annual sales per restaurant for Red Lobster were $3.8 million in fiscal 2007.

Bahama Breeze sales from continuing operations of $137.9 million in fiscal 2007 were 0.9 percent above last year. Same-restaurant sales for Bahama Breeze increased 0.9 percent for fiscal 2007. Average annual sales per restaurant for Bahama Breeze were $6.0 million in fiscal 2007.

The 7.6 percent increase in company-wide sales for fiscal 2006 versus fiscal 2005 was primarily due to a net increase of 24 company-owned restaurants, on a continuing operations basis, compared with fiscal 2005 and U.S. same-restaurant sales increases at Olive Garden and Red Lobster. Olive Garden's fiscal 2006 sales of $2.62 billion were 9.0 percent above fiscal 2005. U.S. same-restaurant sales for Olive Garden increased 5.5 percent in fiscal 2006 due to a 3.4 percent increase in same-restaurant guest counts and a 2.1 percent increase in average guest check. Average annual sales per restaurant for Olive Garden were $4.6 million in fiscal 2006. Red Lobster's sales of $2.58 billion in fiscal 2006 were 5.9 percent above fiscal 2005 sales. In fiscal 2006, its U.S. same-restaurant sales increased 4.9 percent due to a 2.0 percent increase in same-restaurant guest counts and a 2.9 percent increase in average check. Average annual sales per restaurant for Red Lobster were $3.8 million in fiscal 2006. Bahama Breeze fiscal 2006 sales from continuing operations of $136.6 million increased 3.0 percent from fiscal 2005. On a continuing operations basis, Bahama Breeze same-restaurant sales increased 3.2 percent in fiscal 2006 and average annual sales per restaurant for Bahama Breeze in fiscal 2006 were $5.9 million.

Costs and Expenses

Total costs and expenses from continuing operations were $5.04 billion in fiscal 2007, $4.85 billion in fiscal 2006 and $4.54 billion in fiscal 2005. Total costs and expenses from continuing operations in fiscal 2007 and 2006 were 90.5 percent of sales, a decrease from 91.1 percent of sales in fiscal 2005.

Food and beverage costs increased $46.1 million, or 2.9 percent, from $1.57 billion in fiscal 2006 to $1.62 billion in fiscal 2007. Food and beverage costs increased $79.7 million, or 5.3 percent, from $1.49 billion in fiscal 2005 to $1.57 billion in fiscal 2006. As a percent of sales, food and beverage costs decreased from fiscal 2006 to fiscal 2007 primarily as a result of favorable pricing partially offset by menu mix changes. Food and beverage costs, as a percent of sales, also decreased as a result of the larger contribution from Olive Garden, which has historically had lower food and beverage costs, to our overall sales and operating results. As a percent of sales, food and beverage costs decreased from fiscal 2005 to fiscal 2006 primarily as a result of cost savings initiatives.

Restaurant labor increased $86.1 million, or 5.0 percent, from $1.72 billion in fiscal 2006 to $1.81 billion in fiscal 2007. Restaurant labor increased $127.9 million, or 8.0 percent, from $1.59 billion in fiscal 2005 to $1.72 billion in fiscal 2006. As a percent of sales, restaurant labor increased in fiscal 2007 primarily as a result of an increase in wage rates and an increase in FICA taxes on higher reported tips, which was partially offset by the favorable impact of higher sales volumes. The increase in FICA tax expense on higher reported tips is fully offset at the consolidated net earnings from continuing operations level by a corresponding income tax credit, which reduces income tax expense. As a percent of sales, restaurant labor also increased as a result of the larger contribution by Olive Garden to our overall sales and operating results, as Olive Garden has historically had higher restaurant labor costs. As a percent of sales, restaurant labor increased in fiscal 2006 from fiscal 2005 primarily as a result of an increase in wage rates and benefit costs and an increase in FICA taxes on higher reported tips, which was only partially offset by the favorable impact of higher sales volumes.

Restaurant expenses (which include lease, property tax, credit card, utility, workers' compensation, insurance, new restaurant pre-opening and other restaurant-level operating expenses) increased $28.1 million, or 3.5 percent, from $806.4 million in fiscal 2006 to $834.5 million in fiscal 2007. Restaurant expenses increased $63.6 million, or 8.6 percent, from $742.8 million in fiscal 2005 to $806.4 million in fiscal 2006. As a percent of sales, restaurant expenses decreased in fiscal 2007 as compared with fiscal 2006 as a result of the favorable impact of higher sales volumes and decreases in our insurance and workers' compensation expenses. As a percent of sales, restaurant expenses increased in fiscal 2006 compared with fiscal 2005 primarily as a result of higher utility expenses, repair and maintenance expenses and credit card fees, which were partially offset by the favorable impact of higher sales volumes and decreases in our insurance and workers' compensation expenses.

Selling, general and administrative expenses increased $29.9 million, or 5.9 percent, from $504.8 million in fiscal 2006 to $534.6 million in fiscal 2007. Selling, general and administrative expenses increased $37.5 million, or 8.0 percent, from $467.3 million in fiscal 2005 to $504.8 million in fiscal 2006. As a percent of sales, selling, general and administrative expenses increased in fiscal 2007 primarily as a result of the recognition of stock-based compensation expense due to the adoption of SFAS No. 123R in fiscal 2007 and increased marketing expenses, partially offset by the favorable impact of higher sales volumes and a decrease in litigation related costs. As a percent of sales, selling, general and administrative expenses were comparable in fiscal 2006 and fiscal 2005.

Depreciation and amortization expense increased $3.4 million, or 1.7 percent, from $197.0 million in fiscal 2006 to $200.4 million in fiscal 2007. Depreciation and amortization expense increased $2.3 million, or 1.2 percent, from $194.7 million in fiscal 2005 to $197.0 million in fiscal 2006. As a percent of sales, depreciation and amortization decreased from fiscal 2006 to fiscal 2007 and from fiscal 2005 to fiscal 2006 primarily as a result of the continued use of fully depreciated, well-maintained equipment and the favorable impact of higher sales volumes, which were only partially offset by new restaurant and remodel activities.

Net interest expense decreased $3.8 million or 8.7 percent from $43.9 million in fiscal 2006 to $40.1 million in fiscal 2007. Net interest expense decreased $0.8 million, or 1.8 percent, from $44.7 million in fiscal 2005 to $43.9 million in fiscal 2006. As a percent of sales, net interest expense decreased in fiscal 2007 compared with fiscal 2006, as a result of the favorable impact of higher sales volumes and lower average long-term debt balances in fiscal 2007. As a percent of sales, net interest expense decreased in fiscal 2006 compared with fiscal 2005, primarily as a result of higher interest income in fiscal 2006 and the favorable impact of higher sales volumes, partially offset by increased interest costs associated with higher average long-term debt balances in fiscal 2006.

During fiscal 2007, 2006 and 2005, we recognized asset impairment charges of $2.6 million, $1.5 million and $4.8 million, respectively, related to the planned closure, relocation or rebuilding of certain restaurants reported in continuing operations. Asset impairment credits related to the sale of assets that were previously impaired amounted to $0.2 million, $0.2 million and $2.8 million in fiscal 2007, 2006 and 2005, respectively.

Income Taxes

The effective income tax rates for fiscal 2007, 2006 and 2005 continuing operations were 29.0 percent, 30.8 percent and 32.1 percent, respectively. The rate decreases in fiscal 2007 and fiscal 2006 were primarily due to an increase in FICA tax credits for employee-reported tips and a decrease in our federal effective income tax rate resulting from the favorable resolution of prior year tax matters expensed in prior years.

Net Earnings and Net Earnings Per Share from Continuing Operations

Net earnings from continuing operations for fiscal 2007 were $377.1 million ($2.53 per diluted share) compared with net earnings from continuing operations for fiscal 2006 of $351.8 million ($2.24 per diluted share) and net earnings from continuing operations for fiscal 2005 of $299.9 million ($1.84 per diluted share).

Net earnings from continuing operations for fiscal 2007 increased 7.2 percent and diluted net earnings per share from continuing operations increased 13.0 percent compared with fiscal 2006. The increases in net earnings and diluted net earnings per share from continuing operations were primarily due to decreases in food and beverage costs, restaurant expenses, depreciation and amortization expenses and interest expenses as a percent of sales, which were only partially offset by increases in restaurant labor and selling, general and administrative expenses as a percent of sales. The increase in diluted net earnings per share from continuing operations was also due to a reduction in the average diluted shares outstanding from fiscal 2006 to fiscal 2007, primarily as a result of our continuing repurchase of our common stock.

Fiscal 2006 net earnings from continuing operations increased 17.3 percent and diluted net earnings per share increased 21.7 percent compared with fiscal 2005. The increases in net earnings and diluted net earnings per share were primarily due to decreases in food and beverage costs, depreciation and amortization expenses and interest expenses as a percent of sales, which were only partially offset by increases in restaurant labor expenses and restaurant expenses as a percent of sales.

Losses from Discontinued Operations

On an after-tax basis, losses from discontinued operations for fiscal 2007 were $175.7 million ($1.18 per diluted share) compared with losses from discontinued operations for fiscal 2006 of $13.6 million ($0.08 per diluted share) and losses from discontinued operations for fiscal 2005 of $9.3 million ($0.06 per diluted share). Losses from discontinued operations for fiscal 2007 increased $162.1 million compared to fiscal 2006, primarily due to asset impairment charges and closing costs of $236.4 million ($146.0 million after tax) and $13.7 million ($8.5 million after tax), respectively, primarily related to the decision to close or hold for sale all Smokey Bones and Rocky River Grillhouse restaurants and $12.7 million ($7.8 million after tax) and $2.7 million ($1.7 million, net of tax) of asset impairment charges and closing costs, respectively, related to the closure of nine Bahama Breeze restaurants in fiscal 2007. Losses from discontinued operations for fiscal 2006 increased $4.3 million compared to fiscal 2005, primarily due to asset impairment charges of $8.4 million ($5.2 million after tax) related to five Smokey Bones restaurants in fiscal 2006.

Seasonality

Our sales volumes fluctuate seasonally. During fiscal 2007, 2006, and 2005 our sales were highest in the spring and winter, followed by the summer, and lowest in the fall. Holidays, severe weather and similar conditions may impact sales volumes seasonally in some operating regions. Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

Impact of Inflation

We do not believe inflation had a significant overall effect on our operations during fiscal 2007, 2006 and 2005. We believe we have historically been able to pass on increased operating costs through menu price increases and other strategies.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

Critical accounting policies are those we believe are both most important to the portrayal of our financial condition and operating results and require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be most critical in understanding the judgments that are involved in preparing our consolidated financial statements.

Land, Buildings and Equipment

Land, buildings and equipment are recorded at cost less accumulated depreciation. Building components are depreciated over estimated useful lives ranging from seven to 40 years using the straight-line method. Leasehold improvements, which are reflected on our consolidated balance sheets as a component of buildings, are amortized over the lesser of the expected lease term, including cancelable option periods, or the estimated useful lives of the related assets using the straight-line method. Equipment is depreciated over estimated useful lives ranging from two to 10 years, also using the straight-line method.

Our accounting policies regarding land, buildings and equipment, including leasehold improvements, include our judgments regarding the estimated useful lives of these assets, the residual values to which the assets are depreciated or amortized, the determination of what constitutes expected lease term and the determination as to what constitutes enhancing the value of or increasing the life of existing assets. These judgments and estimates may produce materially different amounts of reported depreciation and amortization expense if different assumptions were used. As discussed further below, these judgments may also impact our need to recognize an impairment charge on the carrying amount of these assets as the cash flows associated with the assets are realized.

Leases

We are obligated under various lease agreements for certain restaurants. We recognize rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise such options would result in an economic penalty to the Company. Within the provisions of certain of our leases, there are rent holidays and escalations in payments over the base lease term, as well as renewal periods. The effects of the holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes cancelable option periods. The lease term commences on the date when we have the right to control the use of the leased property, which is typically before rent payments are due under the term of the lease. Many of our leases have renewal periods totaling between five and 20 years, exercisable at our option, and require payment of property taxes, insurance and maintenance costs in addition to the rent payments. The consolidated financial statements reflect the same lease term for amortizing leasehold improvements as we use to determine capital versus operating lease classifications and in calculating straight-line rent expense for each restaurant. Percentage rent expense is generally based on sales levels and is accrued when we determine that it is probable that those sales levels will be achieved.

Our judgments related to the expected term for each leased restaurant property affect the classification and accounting for leases as capital versus operating, the rent holidays and escalation in payments that are included in the calculation of straight-line rent and the term over which leasehold improvements for each restaurant are amortized. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used.

Impairment of Long-Lived Assets

Land, buildings and equipment and certain other assets, including capitalized software costs and liquor licenses, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the assets. Identifiable cash flows are measured at the lowest level for which they are largely independent of the cash flows of other groups of assets and liabilities, generally at the restaurant level. If these assets are determined to be impaired, the amount of impairment recognized is the amount by which the carrying amount of the assets exceeds their fair value. Fair value is generally determined by appraisals or sales prices of comparable assets. Restaurant sites and certain other assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell. Restaurant sites and certain other assets to be disposed of are included in assets held for sale when certain criteria are met. These criteria include the requirement that the likelihood of disposing of these assets within one year is probable. For assets that meet the held for sale criteria, we separately evaluate whether those assets also meet the requirements to be reported as discontinued operations. Principally, if we discontinue cash flows and no longer have any significant continuing involvement with respect to the operations of the assets, we classify the assets and related results of operations as discontinued. We consider guest transfer (an increase in guests at another location as a result of the closure of a location) as continuing cash flows and evaluate the significance of expected guest transfer when evaluating a restaurant for discontinued operations reporting. To the extent we dispose of enough assets where classification between continuing operations and discontinued operations would be material to our consolidated financial statements, we utilize the reporting provisions for discontinued operations. Assets whose disposal is not probable within one year remain in land, buildings and equipment until their disposal is probable within one year.

The judgments we make related to the expected useful lives of long-lived assets and our ability to realize undiscounted cash flows in excess of the carrying amounts of these assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions, changes in usage or operating performance, desirability of the restaurant sites and other factors, such as our ability to sell our assets held for sale, as in the case of Smokey Bones. As we assess the ongoing expected cash flows and carrying amounts of our long-lived assets, significant adverse changes in these factors could cause us to realize a material impairment charge. During fiscal 2007, we recognized impairment charges of $236.4 million ($146.0 million after tax), primarily related to the decision to close or hold for sale all Smokey Bones and Rocky River Grillhouse restaurants, and we recognized impairment charges of $12.7 million ($7.8 million after tax) related to the decision to permanently close nine Bahama Breeze restaurants. The impairment charges were based on a comparison of the net book value and the estimated fair value of the restaurants. These charges are included in losses from discontinued operations, net of tax on our consolidated statements of earnings. We also recognized $2.4 million ($1.5 million after tax) of impairment charges, included in asset impairment, net on our consolidated statements of earnings, primarily related to the permanent closing of one Red Lobster and one Olive Garden in fiscal 2007. During fiscal 2006, we recognized impairment charges of $8.4 million ($5.2 million after tax), related to the closing of three Smokey Bones restaurants and the impairment of two other Smokey Bones restaurants based on an evaluation of expected cash flows. These charges are included in losses from discontinued operations, net of tax on our consolidated statements of earnings. During fiscal 2006, we also recorded charges of $1.3 million ($0.8 million after tax), included in asset impairment, net on our consolidated statements of earnings, primarily related to the closing of three Red Lobster and two Olive Garden restaurants. During fiscal 2005, we recognized asset impairment charges of $2.5 million ($1.5 million after tax) related to one Smokey Bones restaurant based on an evaluation of expected cash flows. These charges are included in losses from discontinued operations, net of tax on our consolidated statements of earnings. During fiscal 2005 we also recorded charges of $4.8 million ($3.0 million after tax), included in asset impairment, net on our consolidated statements of earnings, for the write-down of two Olive Garden restaurants and one Red Lobster restaurant based on an evaluation of expected cash flows. These charges were partially offset by $2.8 million of gains related to the sale of previously impaired assets.

Insurance Accruals

Through the use of insurance program deductibles and self-insurance, we retain a significant portion of expected losses under our workers' compensation, employee medical and general liability programs. However, we carry insurance for individual workers' compensation and general liability claims that generally exceed $0.25 million. Accrued liabilities have been recorded based on our estimates of the anticipated ultimate costs to settle all claims, both reported and not yet reported.

Our accounting policies regarding these insurance programs include our judgments and independent actuarial assumptions about economic conditions, the frequency or severity of claims and claim development patterns and claim reserve, management and settlement practices. Unanticipated changes in these factors may produce materially different amounts of reported expense under these programs.

Stock-Based Compensation

Beginning in fiscal 2007, we account for stock-based compensation in accordance with the fair value recognition provisions of SFAS No. 123R. We use the Black-Scholes option pricing model, which requires the input of subjective assumptions. These assumptions include estimating the length of time employees will retain their vested stock options before exercising them (expected term), the volatility of our common stock price over the expected term and the number of options that will ultimately not complete their vesting requirements (forfeitures). From year to year, our determination of these subjective assumptions can materially affect the estimate of fair value of stock-based compensation and consequently, the related amount recognized in our consolidated statements of earnings during each period.

Income Taxes

We estimate certain components of our provision for income taxes. These estimates include, among other items, depreciation and amortization expense allowable for tax purposes, allowable tax credits for items such as taxes paid on reported employee tip income, effective rates for state and local income taxes and the tax deductibility of certain other items. We adjust our annual effective income tax rate as additional information on outcomes or events becomes available.

We base our estimates on the best available information at the time that we prepare the provision. We generally file our annual income tax returns several months after our fiscal year-end. Income tax returns are subject to audit by federal, state and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws.

Liquidity and Capital Resources

Cash flows generated from operating activities provide us with a significant source of liquidity, which we use to finance the purchases of land, buildings and equipment and to repurchase shares of our common stock. Since substantially all our sales are for cash and cash equivalents and accounts payable are generally due in five to 30 days, we are able to carry current liabilities in excess of current assets. In addition to cash flows from operations, we use a combination of long-term and short-term borrowings to fund our capital needs.

We currently manage our business and our financial ratios to maintain an investment grade bond rating, which allows flexible access to financing at reasonable costs. Currently, our publicly issued long-term debt carries "Baa1" (Moody's Investors Service), "BBB+" (Standard & Poor's) and "BBB+" (Fitch) ratings. Our commercial paper has ratings of "P-2" (Moody's Investors Service), "A-2" (Standard & Poor's) and "F-2" (Fitch). These ratings are as of the date of this annual report and have been obtained with the understanding that Moody's Investors Service, Standard & Poor's and Fitch will continue to monitor our credit and make future adjustments to these ratings to the extent warranted. The ratings are not a recommendation to buy, sell or hold our securities, may be changed, superseded or withdrawn at any time and should be evaluated independently of any other rating.

Our commercial paper program serves as our primary source of short-term financing. To support our commercial paper program, we have a credit facility under a Credit Agreement dated August 16, 2005, with a consortium of banks, under which we can borrow up to $500.0 million. As part of this credit facility, we may request issuance of up to $100.0 million in letters of credit, the outstanding amount of which reduces the net borrowing capacity under the Credit Agreement. The borrowings and letters of credit obtained under the Credit Agreement may be denominated in U.S. dollars or other currencies approved by the banks. The Credit Agreement allows us to borrow at interest rates that vary based, at our option, on a spread over (i) LIBOR or (ii) a base rate that is the higher of the prime rate or one-half of one percent above the federal funds rate. The interest rate spread over LIBOR is determined by our debt rating. We may also request that loans be made at interest rates offered by one or more of the banks in the consortium, which may vary from the LIBOR or the base rate. The Credit Agreement expires on August 15, 2010, and contains various restrictive covenants, including a leverage test that requires us to maintain a ratio of consolidated total debt to consolidated total capitalization of less than 0.65 to 1.00 and a limit on secured debt and debt owed by subsidiaries, subject to certain exceptions, of 10 percent of our consolidated tangible net worth. The Credit Agreement does not prohibit borrowing in the event of a ratings downgrade or a Material Adverse Effect, as defined in the Credit Agreement. We do not expect any of these covenants to limit our liquidity or capital resources. As of May 27, 2007, there were no borrowings outstanding under the Credit Agreement. However, as of May 27, 2007, there was $211.4 million of commercial paper and $0.0 million of letters of credit outstanding, which are backed by this facility. As of May 27, 2007, we were in compliance with all covenants of the Credit Agreement.

On August 12, 2005, we issued $150.0 million of unsecured 4.875 percent senior notes due in August 2010 and $150.0 million of unsecured 6.000 percent senior notes due in August 2035 under our shelf registration statement on file with the Securities and Exchange Commission (SEC). The net proceeds of $295.4 million from the issuance of these senior notes were used to repay at maturity our $150.0 million of 8.375 percent senior notes on September 15, 2005 and our $150.0 million of 6.375 percent notes on February 1, 2006. In March 2007, we repaid, at maturity our $150.0 million unsecured 5.750 percent medium-term notes with cash from operations and short-term borrowings.

At May 27, 2007, our long-term debt consisted principally of:

- $150.0 million of unsecured 4.875 percent senior notes due in August 2010;
- $75.0 million of unsecured 7.450 percent medium-term notes due in April 2011;
- $100.0 million of unsecured 7.125 percent debentures due in February 2016;
- $150.0 million of unsecured 6.000 percent senior notes due August 2035; and
- An unsecured, variable rate $19.1 million commercial bank loan due in December 2018 that is used to support two loans from us to the Employee Stock Ownership Plan portion of the Darden Savings Plan.

Through our shelf registration statement on file with the SEC, we may issue up to an additional $300.0 million of unsecured debt securities from time to time. The debt securities may bear interest at either fixed or floating rates and may have maturity dates of nine months or more after issuance.

A summary of our contractual obligations and commercial commitments at May 27, 2007, is as follows (in millions):

	Payments Due by Period				
Contractual Obligations [6]	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Short-term debt	$ 211.4	$211.4	$ –	$ –	$ –
Long-term debt [1]	861.6	33.4	65.5	273.3	489.4
Operating leases	435.3	81.5	135.0	96.3	122.5
Purchase obligations [2]	491.4	469.8	21.6	–	–
Benefit obligations [3]	383.9	25.9	58.9	69.6	229.5
Total contractual obligations	$2,383.6	$822.0	$281.0	$439.2	$841.4

	Amount of Commitment Expiration per Period				
Other Commercial Commitments	Total Amounts Committed	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Standby letters of credit [4]	$85.4	$85.4	$ –	$ –	$ –
Guarantees [5]	0.9	0.3	0.4	0.2	–
Total commercial commitments	$86.3	$85.7	$0.4	$0.2	$ –

1) Includes interest payments associated with existing long-term debt, including the current portion. Variable-rate interest payments associated with the ESOP loan were estimated based on the interest rate in effect at May 27, 2007 (5.645 percent). Excludes issuance discount of $2.5 million.

2) Includes commitments for food and beverage items and supplies, capital projects and other miscellaneous commitments.

3) Includes expected payments associated with our defined benefit plans, postretirement benefit plan and our non-qualified deferred compensation plan through fiscal 2016.

4) Includes letters of credit for $75.0 million of workers' compensation and general liabilities accrued in our consolidated financial statements, letters of credit for $3.9 million of lease payments included in contractual operating lease obligation payments noted above and other letters of credit totaling $6.5 million.

5) Consists solely of guarantees associated with leased properties that have been assigned to third parties. We are not aware of any non-performance under these arrangements that would result in us having to perform in accordance with the terms of the guarantees.

6) Excludes contingencies related to uncertain tax positions we have taken or will take in our income tax returns.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our fixed-charge coverage ratio, which measures the number of times each year that we earn enough to cover our fixed charges, amounted to 8.6 times and 7.9 times, on a continuing operations basis, for the fiscal years ended May 27, 2007 and May 28, 2006, respectively. Our adjusted debt to adjusted total capital ratio (which includes 6.25 times the total annual restaurant minimum rent ($64.3 million and $67.1 million for the fiscal years ended May 27, 2007 and May 28, 2006, respectively) and 3.00 times the total annual restaurant equipment minimum rent ($0.0 million for the fiscal years ended May 27, 2007 and May 28, 2006, respectively) as components of adjusted debt and adjusted total capital) was 50 percent and 47 percent at May 27, 2007 and May 28, 2006, respectively. We use the lease-debt equivalent in our adjusted debt to adjusted total capital ratio reported to shareholders, as we believe its inclusion better represents the optimal capital structure that we target from period to period.

Based on these ratios, we believe our financial condition is strong. The composition of our capital structure is shown in the following table.

(In millions, except ratios)	May 27, 2007	May 28, 2006
Capital Structure		
Short-term debt	$ 211.4	$ 44.0
Current portion of long-term debt	–	149.9
Long-term debt	491.6	494.7
Stockholders' equity	1,094.5	1,229.8
Total capital	$1,797.5	$1,918.4
Adjustments to Capital		
Short-term debt	$ 211.4	$ 44.0
Current portion of long-term debt	–	149.9
Long-term debt	491.6	494.7
Lease-debt equivalent	397.0	415.0
Adjusted debt	$1,100.0	$1,103.6
Stockholders' equity	1,094.5	1,229.8
Adjusted total capital	$2,194.5	$2,333.4
Capital Structure Ratios		
Debt to total capital ratio	39%	36%
Adjusted debt to adjusted total capital ratio	50%	47%

Net cash flows provided by operating activities from continuing operations were $569.8 million, $699.1 million and $550.0 million in fiscal 2007, 2006 and 2005, respectively. Net cash flows provided by operating activities include net earnings from continuing operations of $377.1 million, $351.8 million and $299.9 million in fiscal 2007, 2006 and 2005, respectively. Net cash flows provided by operating activities from continuing operations decreased in fiscal 2007 primarily as a result of the timing of purchases of inventories and restaurant level services and the reclassification of excess income tax benefits from the exercise of employee stock options from an operating activity to a financing activity as required following the adoption of SFAS No. 123(R). Net cash flows provided by operating activities also reflect income tax payments of $75.9 million, $126.3 million and $111.4 million in fiscal 2007, 2006 and 2005, respectively.

The decrease in tax payments from fiscal 2006 to fiscal 2007 primarily relates to a decrease in taxable income caused by the closing of the 54 Smokey Bones, two Rocky River Grillhouse and nine Bahama Breeze restaurants in fiscal 2007. The increase in tax payments in fiscal 2006 resulted primarily from accelerated deductions allowable for depreciation of certain capital expenditures in fiscal 2005, which lowered our income tax payments in fiscal 2005. In fiscal 2006, however, the impact of the reduction in accelerated depreciation deductions was partially offset by increases in income tax benefits associated with the exercise of employee stock options.

Net cash flows used in investing activities from continuing operations were $289.5 million, $258.3 million and $193.6 million in fiscal 2007, 2006 and 2005, respectively. Net cash flows used in investing activities included capital expenditures incurred principally to build new restaurants, replace equipment and remodel existing restaurants. Capital expenditures related to continuing operations were $345.2 million in fiscal 2007, compared with $273.5 million in fiscal 2006 and $210.4 million in fiscal 2005. The increased expenditures in fiscal 2007 resulted primarily from increased spending associated with building more new restaurants and more remodels. We estimate that our fiscal 2008 capital expenditures will approximate $350 million.

Net cash flows used in financing activities from continuing operations were $322.9 million, $392.9 million and $264.0 million in fiscal 2007, 2006 and 2005, respectively. Net cash flows used in financing activities included our repurchase of 9.4 million shares of our common stock for $371.2 million in fiscal 2007 compared with 11.9 million shares for $434.2 million in fiscal 2006 and 11.3 million shares for $311.7 million in fiscal 2005. As of May 27, 2007, our Board of Directors had authorized us to repurchase up to 162.4 million shares of our common stock and a total of 141.9 million shares had been repurchased under the authorization. The repurchased common stock is reflected as a reduction of stockholders' equity. As of May 27, 2007, our unused authorization was 20.5 million shares. During fiscal 2006 we completed the offering of $300.0 million in senior notes, resulting in net proceeds of $295.4 million, which were used to repay, at maturity, $300.0 million in notes outstanding. We also received proceeds primarily from the issuance of common stock upon the exercise of stock options of $56.7 million, $61.8 million and $74.7 million in fiscal 2007, 2006 and 2005, respectively. Net cash flows used in financing activities also included dividends paid to stockholders of $65.7 million, $59.2 million and $12.5 million in fiscal 2007, 2006 and 2005, respectively. The increase in dividend payments reflects the increase in our annual dividend rate from $0.08 per share in fiscal 2005, to $0.40 per share in fiscal 2006 and to $0.46 per share in fiscal 2007.

Our defined benefit and other postretirement benefit costs and liabilities are determined using various actuarial assumptions and methodologies prescribed under the Financial Accounting Standards Board's (FASB) SFAS No. 87, "Employers' Accounting for Pensions" and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." We use certain assumptions including, but not limited to, the selection of a discount rate, expected long-term rate of return on plan assets and expected health care cost trend rates. We set the discount rate assumption annually for each plan at its valuation date to reflect the yield of high quality fixed-income debt instruments, with lives that approximate the maturity of the plan benefits. At May 27, 2007, our discount rate was 5.80 percent. The expected long-term rate of return on plan assets and health care cost trend rates are based upon several factors, including our historical assumptions compared with actual results, an analysis of current market conditions, asset allocations and the views of leading financial advisers and economists. Our assumed expected long-term rate of return on plan assets was 9.0 percent for each of the fiscal years reported. At May 27, 2007, the expected health care cost trend rates assumed for fiscal 2008 ranged from 9.0 percent to 10.0 percent, depending on the medical service category. The rates gradually decrease to 5.0 percent through fiscal 2012 and remain at that level thereafter. We made contributions of approximately $0.5 million, $0.3 million and $0.1 million in fiscal years 2007, 2006 and 2005, respectively, to our defined benefit pension plan to maintain its fully funded status as of each annual valuation date (the most recent of which was February 28, 2007).

The expected long-term rate of return on plan assets component of our net periodic benefit cost is calculated based on the market-related value of plan assets. Our target asset allocation is 35 percent U.S. equities, 30 percent high-quality, long-duration fixed-income securities, 15 percent international equities, 10 percent private equities and 10 percent real assets. We monitor our actual asset allocation to ensure that it approximates our target allocation and believe that our long-term asset allocation will continue to approximate our target allocation. Our historical ten-year rate of return on plan assets, calculated using the geometric method average of returns, is approximately 11.0 percent as of May 27, 2007.

We have recognized net actuarial losses as a component of accumulated other comprehensive income (loss) for the defined benefit plans and postretirement benefit plan as of May 27, 2007 of $35.4 million and $5.7 million, respectively. These net actuarial losses represent changes in the amount of the projected benefit obligation and plan assets resulting from differences in the assumptions used and actual experience. The amortization of the net actuarial loss component of our fiscal 2008 net periodic benefit cost for the defined benefit plans and postretirement benefit plan is expected to be approximately $4.3 million and $0.3 million, respectively.

We believe our defined benefit and postretirement benefit plan assumptions are appropriate based upon the factors discussed above. However, other assumptions could also be reasonably applied that could differ from the assumptions used. A quarter-percentage point change in the defined benefit plans' discount rate and the expected long-term rate of return on plan assets would increase or decrease earnings before income taxes by $0.6 million and $0.4 million, respectively. A quarter-percentage point change in our postretirement benefit plan discount rate would increase or decrease earnings before income taxes by $0.1 million. A one-percentage point increase in the health care cost trend rates would increase the accumulated postretirement benefit obligation (APBO) by $4.5 million at May 27, 2007 and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost by $0.7 million for fiscal 2007. A one-percentage point decrease in the health care cost trend rates would decrease the APBO by $3.0 million at May 27, 2007 and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost by $0.5 million for fiscal 2007. These changes in assumptions would not significantly impact our funding requirements.

We are not aware of any trends or events that would materially affect our capital requirements or liquidity. We believe that our internal cash-generating capabilities, borrowings available under our shelf registration for unsecured debt securities and short-term commercial paper program should be sufficient to finance our capital expenditures, debt maturities, stock repurchase program and other operating activities through fiscal 2008.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity, capital expenditures or capital resources.

Financial Condition

Our total current assets were $545.4 million at May 27, 2007, compared with $377.6 million at May 28, 2006. The increase resulted primarily from an increase in assets held for sale related to closing or holding for sale all Smokey Bones and Rocky River Grillhouse restaurants and closing nine Bahama Breeze restaurants.

Our total current liabilities were $1.07 billion at May 27, 2007, compared with $1.03 billion at May 28, 2006. The increase of $167.4 million in short term debt was partially offset by the decrease of $149.9 million in current portion of long-term debt. Additionally, increases of $12.8 million in other current liabilities, primarily due to increases in our workers' compensation accruals, and $42.3 million in liabilities related to our assets held for sale were only partially offset by decreases of $35.2 million in accounts payable, primarily due to the timing of inventory purchases and capital expenditures.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of market risks, including fluctuations in interest rates, foreign currency exchange rates, compensation and commodity prices. To manage this exposure, we periodically enter into interest rate, foreign currency exchange, equity forwards and commodity instruments for other than trading purposes (see Notes 1 and 10 of the Notes to Consolidated Financial Statements, included elsewhere in this report).

We use the variance/covariance method to measure value at risk, over time horizons ranging from one week to one year, at the 95 percent confidence level. At May 27, 2007, our potential losses in future net earnings resulting from changes in foreign currency exchange rate instruments, commodity instruments, equity forwards and floating rate debt interest rate exposures were approximately $11.6 million over a period of one year (including the impact of the interest rate swap agreements discussed in Note 10 of the Notes to Consolidated Financial Statements, included elsewhere in this report). The value at risk from an increase in the fair value of all of our long-term fixed rate debt, over a period of one year, was approximately $44.4 million. The fair value of our long-term fixed rate debt during fiscal 2007 averaged $599.2 million, with a high of $642.7 million and a low of $477.1 million. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows by targeting an appropriate mix of variable and fixed rate debt.

Application of New Accounting Standards

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of SFAS No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertain income tax positions accounted for in accordance with SFAS No. 109. The Interpretation stipulates recognition and measurement criteria in addition to classification, interim period accounting and significantly expanded disclosure provisions for uncertain tax positions that are expected to be taken in a company's tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006, and accordingly, we adopted FIN 48 as of the first day of fiscal 2008. We do not believe the adoption of FIN 48 will have a significant impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106 and 132R)." Effective May 27, 2007, we implemented the recognition and measurement provision of SFAS No. 158. The purpose of SFAS No. 158 is to improve the overall financial statement presentation of pension and other postretirement plans, but SFAS No. 158 does not impact the determination of net periodic benefit cost or measurement of plan assets or obligations. SFAS No. 158 requires companies to recognize the over or under funded status of the plan as an asset or liability as measured by the difference between the fair value of the plan assets and the benefit obligation and requires any unrecognized prior service costs and actuarial gains and losses to be recognized as a component of accumulated other comprehensive income (loss). Additionally, SFAS No. 158 no longer allows companies to measure their plans as of any date other than as of the end of their fiscal year. However, this provision is not effective for companies until fiscal years ending after December 15, 2008. The adoption of SFAS No. 158 resulted in an after-tax adjustment to accumulated other comprehensive income (loss) of $31.8 million related to a reclassification of unrecognized actuarial gains and losses from assets to a component of accumulated other comprehensive income (loss), as well as a requirement to recognize over and under funding of our pension, post-retirement health plan and employee severance accrual. See Note 16 – Retirement Plans for additional information.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements when quantifying Misstatements in Current Year Financial Statements." SAB 108 is effective for the first fiscal year ending after November 15, 2006. SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach, as those terms are defined in SAB 108. The rollover approach quantifies misstatements based on the amount of the error in the current year financial statements, whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement's year(s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. If a company determines that an adjustment to prior year financial statements is required upon adoption of SAB 108 and does not elect to restate its previous financial statements, then it must recognize the cumulative effect of applying SAB 108 in fiscal 2007 beginning balances of the affected assets and liabilities with a corresponding adjustment to the fiscal 2007 opening balance in retained earnings. The adoption of SAB 108 did not have a material effect on our consolidated financial statements.

In March 2006, the Emerging Issues Task Force (EITF) issued EITF Issue 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation)." Entities may adopt a policy of presenting sales taxes in the income statement on either a gross or net basis. If taxes are significant, an entity should disclose its policy of presenting taxes and, if presented on a gross basis, the amount of taxes. The guidance is effective for periods beginning after December 15, 2006. We present sales tax on a net basis in our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measures." SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, which will require us to adopt these provisions in fiscal 2009. We are currently evaluating the impact SFAS No. 157 will have on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 provides companies with an option to report selected financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, which will require us to adopt these provisions in fiscal 2009. We are currently evaluating the impact SFAS No. 159 will have on our consolidated financial statements.

Forward-Looking Statements

Certain statements included in this report and other materials filed or to be filed by us with the SEC (as well as information included in oral or written statements made or to be made by us) may contain statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995, as codified in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words or phrases such as "believe," "plan," "will," "expect," "intend," "estimate," and "project" and similar expressions are intended to identify forward-looking statements. All of these statements, and any other statements in this report that are not historical facts, are forward-looking. These forward-looking statements are based on assumptions concerning important factors, risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, could cause the actual results to differ materially from those expressed in the forward-looking statements. These factors, risks and uncertainties include, but are not limited to those discussed below and in Part I, Item 1A, "Risk Factors" in our Annual Report on Form 10-K for the year ended May 27, 2007:

- The intensely competitive nature of the restaurant industry, especially pricing, service, location, personnel and type and quality of food;
- Economic and business factors, both specific to the restaurant industry and generally, that are largely out of our control, including changes in consumer preferences, demographic trends, severe weather conditions including hurricanes, a protracted economic slowdown or worsening economy, energy prices, interest rates, industry-wide cost pressures and public safety conditions, including actual or threatened armed conflicts or terrorist attacks;
- The price and availability of food, ingredients and utilities, including the general risk of inflation;
- Labor and insurance costs, including increased labor costs as a result of federal and state-mandated increases in minimum wage rates and increased insurance costs as a result of increases in our current insurance premiums;
- Increased advertising and marketing costs;
- Higher-than-anticipated costs to open, close, relocate or remodel restaurants;
- Litigation by employees, consumers, suppliers, shareholders or others, regardless of whether the allegations made against us are valid or we are ultimately found liable;
- Unfavorable publicity relating to food safety or other concerns;
- A lack of suitable new restaurant locations or a decline in the quality of the locations of our current restaurants;
- Federal, state and local regulation of our business, including laws and regulations relating to our relationships with our employees, zoning, land use, environmental matters and liquor licenses;
- Growth objectives, including lower-than-expected sales and profitability of newly-opened restaurants, our expansion of newer concepts that have not yet proven their long-term viability, our ability to develop new concepts, risks associated with growth through acquisitions, and our ability to manage risks relating to the opening of new restaurants, including real estate development and construction activities, union activities, the issuance and renewal of licenses and permits, the availability and cost of funds to finance growth and our ability to hire and train qualified personnel;
- Our plans to expand newer concepts like Bahama Breeze and Seasons 52 that have not yet proven their long-term viability; and
- Our ability to dispose of our closed Smokey Bones and Rocky River Grillhouse restaurants and to sell the remaining operating Smokey Bones restaurants.

Since it is not possible to foresee all such factors, risks and uncertainties, investors should not consider these factors to be a complete list of all risks or uncertainties.

Report of Management's Responsibilities and Management's Report on Internal Control Over Financial Reporting

Report of Management's Responsibilities

The management of Darden Restaurants, Inc. is responsible for the fairness and accuracy of the consolidated financial statements. The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, using management's best estimates and judgments where appropriate. The financial information throughout this report is consistent with our consolidated financial statements.

Management has established a system of internal controls that provides reasonable assurance that assets are adequately safeguarded and transactions are recorded accurately, in all material respects, in accordance with management's authorization. We maintain a strong audit program that independently evaluates the adequacy and effectiveness of internal controls. Our internal controls provide for appropriate segregation of duties and responsibilities and there are documented policies regarding utilization of our assets and proper financial reporting. These formally stated and regularly communicated policies set high standards of ethical conduct for all employees.

The Audit Committee of the Board of Directors meets at least quarterly to determine that management, internal auditors and the independent registered public accounting firm are properly discharging their duties regarding internal control and financial reporting. The independent registered public accounting firm, internal auditors and employees have full and free access to the Audit Committee at any time.

KPMG LLP, an independent registered public accounting firm, is retained to audit our consolidated financial statements and the effectiveness of our internal control over financial reporting. Their reports follow.



Clarence Otis, Jr.
Chairman of the Board and Chief Executive Officer

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of May 27, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Management has concluded that, as of May 27, 2007, the Company's internal control over financial reporting was effective based on these criteria.

The Company's independent registered public accounting firm KPMG LLP, has issued an audit report on our assessment of our internal control over financial reporting, which follows.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders
Darden Restaurants, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Darden Restaurants, Inc. maintained effective internal control over financial reporting as of May 27, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Darden Restaurants, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Darden Restaurants, Inc. maintained effective internal control over financial reporting as of May 27, 2007, is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Darden Restaurants, Inc. maintained, in all material respects, effective internal control over financial reporting as of May 27, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Darden Restaurants, Inc. as of May 27, 2007 and May 28, 2006, and the related consolidated statements of earnings, changes in stockholders' equity and accumulated other comprehensive income (loss), and cash flows for each of the years in the three-year period ended May 27, 2007, and our report dated July 18, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Orlando, Florida
July 18, 2007
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Darden Restaurants, Inc.

We have audited the accompanying consolidated balance sheets of Darden Restaurants, Inc. and subsidiaries as of May 27, 2007 and May 28, 2006, and the related consolidated statements of earnings, changes in stockholders' equity and accumulated other comprehensive income (loss), and cash flows for each of the years in the three-year period ended May 27, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Darden Restaurants, Inc. and subsidiaries as of May 27, 2007 and May 28, 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended May 27, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, during the year ended May 27, 2007, the Company changed its method of accounting for share-based compensation by adopting Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, and accounting for defined benefit pension and other postretirement plans by adopting Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Darden Restaurants, Inc. and subsidiaries' internal control over financial reporting as of May 27, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 18, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Orlando, Florida
July 18, 2007
Certified Public Accountants

Consolidated Statements of Earnings

(In millions, except per share data)	Fiscal Year Ended May 27, 2007	May 28, 2006	May 29, 2005
Sales	$ 5,567.1	$ 5,353.6	$ 4,977.6
Costs and expenses:			
Cost of sales:			
Food and beverage	1,616.1	1,570.0	1,490.3
Restaurant labor	1,808.2	1,722.1	1,594.2
Restaurant expenses	834.5	806.4	742.8
Total cost of sales, excluding restaurant depreciation and amortization of $186.4, $181.1 and $180.2, respectively	$ 4,258.8	$ 4,098.5	$ 3,827.3
Selling, general and administrative	534.6	504.8	467.3
Depreciation and amortization	200.4	197.0	194.7
Interest, net	40.1	43.9	44.7
Asset impairment, net	2.4	1.3	2.0
Total costs and expenses	$ 5,036.3	$ 4,845.5	$ 4,536.0
Earnings before income taxes	530.8	508.1	441.6
Income taxes	(153.7)	(156.3)	(141.7)
Earnings from continuing operations	$ 377.1	$ 351.8	$ 299.9
Losses from discontinued operations, net of tax benefit of $112.9, $12.1 and $8.3, respectively	(175.7)	(13.6)	(9.3)
Net earnings	$ 201.4	$ 338.2	$ 290.6
Basic net earnings per share:			
Earnings from continuing operations	$ 2.63	$ 2.35	$ 1.91
Losses from discontinued operations	(1.23)	(0.09)	(0.06)
Net earnings	$ 1.40	$ 2.26	$ 1.85
Diluted net earnings per share:			
Earnings from continuing operations	$ 2.53	$ 2.24	$ 1.84
Losses from discontinued operations	(1.18)	(0.08)	(0.06)
Net earnings	$ 1.35	$ 2.16	$ 1.78
Average number of common shares outstanding:			
Basic	143.4	149.7	156.7
Diluted	148.8	156.9	163.4

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(In millions)	May 27, 2007	May 28, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 30.2	$ 42.3
Receivables, net	46.4	37.1
Inventories, net	209.6	198.7
Prepaid expenses and other current assets	33.5	29.9
Deferred income taxes	81.7	69.6
Assets held for sale (Note 2)	144.0	–
Total current assets	$ 545.4	$ 377.6
Land, buildings and equipment, net	2,184.4	2,446.0
Other assets	151.0	186.6
Total assets	$ 2,880.8	$ 3,010.2
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 178.0	$ 213.2
Short-term debt	211.4	44.0
Accrued payroll	108.5	123.2
Accrued income taxes	75.9	64.8
Other accrued taxes	43.4	46.9
Unearned revenues	109.9	100.8
Current portion of long-term debt	–	149.9
Other current liabilities	305.0	283.3
Liabilities associated with assets held for sale (Note 2)	42.3	-
Total current liabilities	$ 1,074.4	$ 1,026.1
Long-term debt, less current portion	491.6	494.7
Deferred income taxes	25.8	90.6
Deferred rent	127.1	138.5
Other liabilities	67.4	30.5
Total liabilities	$ 1,786.3	$ 1,780.4
Stockholders' equity:		
Common stock and surplus, no par value. Authorized 500.0 shares; issued 277.7 and 274.7 shares, respectively; outstanding 141.4 and 147.0 shares, respectively	$ 1,904.3	$ 1,806.4
Preferred stock, no par value. Authorized 25.0 shares; none issued and outstanding	–	-
Retained earnings	1,820.4	1,684.7
Treasury stock, 136.3 and 127.7 shares, at cost, respectively	(2,576.5)	(2,211.2)
Accumulated other comprehensive income (loss)	(32.8)	(5.5)
Unearned compensation	(20.6)	(44.2)
Officer notes receivable	(0.3)	(0.4)
Total stockholders' equity	$ 1,094.5	$ 1,229.8
Total liabilities and stockholders' equity	$ 2,880.8	$ 3,010.2

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity and Accumulated Other Comprehensive Income (Loss)

(In millions, except per share data)	Common Stock and Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Officer Notes Receivable	Total Stockholders' Equity
Balances at May 30, 2004	$1,584.1	$1,127.6	$(1,483.7)	$(10.2)	$(41.4)	$(1.1)	$1,175.3
Comprehensive income:							
Net earnings	–	290.6	–	–	–	–	290.6
Other comprehensive income (loss):							
Foreign currency adjustment	–	–	–	1.4	–	–	1.4
Change in fair value of derivatives, net of tax of $1.5	–	–	–	(0.2)	–	–	(0.2)
Minimum pension liability adjustment, net of tax benefit of $0.1	–	–	–	0.1	–	–	0.1
Total comprehensive income							291.9
Cash dividends declared ($0.08 per share)	–	(12.5)	–	–	–	–	(12.5)
Stock option exercises (6.6 shares)	62.5	–	7.1	–	–	–	69.6
Issuance of restricted stock (0.4 shares), net of forfeiture adjustments	9.5	–	–	–	(9.5)	–	–
Stock-based compensation	–	–	–	–	7.5	–	7.5
ESOP note receivable repayments	–	–	–	–	3.4	–	3.4
Income tax benefits credited to equity	43.0	–	–	–	–	–	43.0
Purchases of common stock for treasury (11.3 shares)	–	–	(311.7)	–	–	–	(311.7)
Issuance of treasury stock under Employee Stock Purchase Plan and other plans (0.3 shares)	4.2	–	1.9	–	–	–	6.1
Issuance of treasury stock under Employee Stock Ownership Plan (0.05 shares)	–	–	1.6	–	(1.6)	–	–
Repayment of officer notes	–	–	–	–	–	0.4	0.4
Balances at May 29, 2005	$1,703.3	$1,405.7	$(1,784.8)	$(8.9)	$(41.6)	$(0.7)	$1,273.0
Comprehensive income:							
Net earnings	–	338.2	–	–	–	–	338.2
Other comprehensive income (loss):							
Foreign currency adjustment	–	–	–	3.9	–	–	3.9
Change in fair value of derivatives, net of tax of $0.4	–	–	–	(0.5)	–	–	(0.5)
Total comprehensive income							341.6
Cash dividends declared ($0.40 per share)	–	(59.2)	–	–	–	–	(59.2)
Stock option exercises (3.9 shares)	49.3	–	6.3	–	–	–	55.6
Issuance of restricted stock (0.4 shares), net of forfeiture adjustments	13.5	–	–	–	(13.5)	–	–
Stock-based compensation	–	–	–	–	7.4	–	7.4
ESOP note receivable repayments	–	–	–	–	3.5	–	3.5
Income tax benefits credited to equity	34.3	–	–	–	–	–	34.3
Purchases of common stock for treasury (11.9 shares)	–	–	(434.2)	–	–	–	(434.2)
Issuance of treasury stock under Employee Stock Purchase Plan and other plans (0.2 shares)	6.0	–	1.5	–	–	–	7.5
Repayment of officer notes	–	–	–	–	–	0.3	0.3
Balances at May 28, 2006	$1,806.4	$1,684.7	$(2,211.2)	$ (5.5)	$(44.2)	$ (0.4)	$1,229.8
Comprehensive income:							
Net earnings	–	201.4	–	–	–	–	201.4
Other comprehensive income (loss):							
Foreign currency adjustment	–	–	–	0.5	–	–	0.5
Change in fair value of derivatives, net of tax of 1.9	–	–	–	4.0	–	–	4.0
Total comprehensive income							205.9
Adjustment related to adoption of SFAS No. 158, net of tax of $19.6	–	–	–	(31.8)	–	–	(31.8)
Cash dividends declared ($0.46 per share)	–	(65.7)	–	–	–	–	(65.7)
Stock option exercises (3.6 shares)	46.1	–	4.8	–	–	–	50.9
Reclassification of unearned compensation (transition of SFAS 123 (R))	(20.2)	–	–	–	20.2	–	–
Stock-based compensation	26.2	–	–	–	–	–	26.2
ESOP note receivable repayments	–	–	–	–	3.3	–	3.3
Income tax benefits credited to equity	40.0	–	–	–	–	–	40.0
Purchases of common stock for treasury (9.4 shares)	–	–	(371.2)	–	–	–	(371.2)
Issuance of treasury stock under Employee Stock Purchase Plan and other plans (0.2 shares)	5.8	–	1.1	–	0.1	–	7.0
Repayment of officer notes	–	–	–	–	–	0.1	0.1
Balances at May 27, 2007	$1,904.3	$1,820.4	$(2,576.5)	$ (32.8)	$(20.6)	$(0.3)	$1,094.5

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In millions)	Fiscal Year Ended May 27, 2007	May 28, 2006	May 29, 2005
Cash flows – operating activities			
Net earnings	$ 201.4	$ 338.2	$ 290.6
Losses from discontinued operations, net of tax benefit	175.7	13.6	9.3
Adjustments to reconcile net earnings from continuing operations to cash flows:			
Depreciation and amortization	200.4	197.0	194.7
Asset impairment charges, net	2.4	1.3	2.0
Amortization of loan costs	1.7	3.0	3.6
Change in current assets and liabilities	(20.5)	127.3	19.6
Contribution to postretirement plan	(0.8)	(0.4)	(0.5)
Loss on disposal of land, buildings and equipment	3.1	2.4	1.1
Change in cash surrender value of trust-owned life insurance	(10.4)	(6.0)	(3.4)
Deferred income taxes	(27.1)	(30.7)	(33.6)
Change in deferred rent	2.5	4.8	5.2
Change in other liabilities	3.3	2.5	9.7
Income tax benefits credited to equity	–	34.3	43.0
Stock-based compensation expense	31.6	12.5	9.9
Other, net	6.5	(0.7)	(1.2)
Net cash provided by operating activities of continuing operations	$ 569.8	$ 699.1	$ 550.0
Cash flows – investing activities			
Purchases of land, buildings and equipment	(345.2)	(273.5)	(210.4)
Increase in other assets	(2.2)	(5.4)	(1.2)
Proceeds from disposal of land, buildings and equipment	57.9	20.6	18.0
Net cash used in investing activities of continuing operations	$(289.5)	$(258.3)	$(193.6)
Cash flows – financing activities			
Proceeds from issuance of common stock	56.6	61.8	74.7
Income tax benefits credited to equity	40.0	–	–
Dividends paid	(65.7)	(59.2)	(12.5)
Purchases of treasury stock	(371.2)	(434.2)	(311.7)
ESOP note receivable repayments	3.3	3.6	3.4
Increase (decrease) in short-term debt	167.4	44.0	(14.5)
Proceeds from issuance of long-term debt	–	294.7	–
Repayment of long-term debt	(153.3)	(303.6)	(3.4)
Net cash used in financing activities of continuing operations	$(322.9)	$(392.9)	$(264.0)
Cash flows – discontinued operations			
Net cash provided by operating activities of discontinued operations	36.6	17.9	33.2
Net cash used in investing activities of discontinued operations	(6.1)	(66.3)	(119.5)
Net cash provided by (used in) discontinued operations	$ 30.5	$ (48.4)	$ (86.3)
(Decrease) increase in cash and cash equivalents	(12.1)	(0.5)	6.1
Cash and cash equivalents – beginning of year	42.3	42.8	36.7
Cash and cash equivalents – end of year	$ 30.2	$ 42.3	$ 42.8
Cash flows from changes in current assets and liabilities			
Receivables	(5.9)	(0.7)	(5.4)
Inventories	(14.2)	37.0	(35.8)
Prepaid expenses and other current assets	(5.6)	(2.1)	(3.9)
Accounts payable	(23.6)	29.4	8.8
Accrued payroll	(8.2)	7.9	10.0
Accrued income taxes	11.1	12.4	3.7
Other accrued taxes	0.7	2.5	4.1
Unearned revenues	11.8	11.5	12.2
Other current liabilities	13.4	29.4	25.9
Change in current assets and liabilities	$ (20.5)	$ 127.3	$ 19.6

See accompanying notes to consolidated financial statements.

Note 1

Summary of Significant Accounting Policies

Operations and Principles of Consolidation

The accompanying consolidated financial statements include the operations of Darden Restaurants, Inc. and its wholly owned subsidiaries (Darden, the Company, we, us or our). We own and operate the Red Lobster®, Olive Garden®, Bahama Breeze®, Smokey Bones Barbeque & Grill® and Seasons 52® restaurant concepts located in the United States and Canada. None of our restaurants are franchised. We also license 43 restaurants in Japan. All significant inter-company balances and transactions have been eliminated in consolidation.

Basis of Presentation

During fiscal 2007, we closed or are holding for sale all Smokey Bones and Rocky River Grillhouse restaurants and closed nine Bahama Breeze restaurants. Consistent with the discontinued operations reporting provisions of Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" and Emerging Issues Task Force Issue No. 03-13, "Applying the Conditions in Paragraph 42 of SFAS No. 144 in Determining Whether to Report Discontinued Operations," we determined that we have or will discontinue all significant cash flows and continuing involvement with respect to these Smokey Bones, Rocky River Grillhouse and Bahama Breeze operations noted above and consider these to be discontinued operations. Therefore, for fiscal 2007, 2006 and 2005, all impairment charges and disposal costs, along with the sales, costs and expenses and income taxes attributable to these restaurants have been aggregated to a single caption entitled losses from discontinued operations, net of tax on our consolidated statements of earnings for all periods presented. We have not allocated any general corporate overhead to amounts presented in discontinued operations, nor have we elected to allocate interest costs. Assets and liabilities associated with these restaurants have been segregated from continuing operations and presented as assets and liabilities held for sale on our accompanying consolidated balance sheet as of May 27, 2007. See Note 2 – Discontinued Operations for additional information.

Unless otherwise noted, amounts and disclosures throughout these Notes to Consolidated Financial Statements relate to our continuing operations.

Fiscal Year

We operate on a 52/53 week fiscal year, which ends on the last Sunday in May. Fiscal 2007, 2006 and 2005 all consisted of 52 weeks of operation.

Use of Estimates

We prepare our consolidated financial statements in conformity with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents include highly liquid investments such as U.S. treasury bills, taxable municipal bonds and money market funds that have an original maturity of three months or less. Amounts receivable from credit card companies are also considered cash equivalents because they are both short-term and highly liquid in nature and are typically converted to cash within three days of the sales transaction.

Accounts Receivable

Accounts receivable, net of the allowance for doubtful accounts, represents their estimated net realizable value. Provisions for doubtful accounts are recorded based on historical collection experience and the age of the receivables. Accounts receivable are written off when they are deemed uncollectible. See Note 3 – Receivables, Net for additional information.

Inventories

Inventories consist of food and beverages and are valued at the lower of weighted-average cost or market.

Land, Buildings and Equipment, Net

Land, buildings and equipment are recorded at cost less accumulated depreciation. Building components are depreciated over estimated useful lives ranging from seven to 40 years using the straight-line method. Leasehold improvements, which are reflected on our consolidated balance sheets as a component of buildings, are amortized over the lesser of the expected lease term, including cancelable option periods, or the estimated useful lives of the related assets using the straight-line method. Equipment is depreciated over estimated useful lives ranging from two to ten years also using the straight-line method. Depreciation and amortization expense from continuing operations associated with buildings and equipment amounted to $192.8 million, $189.9 million and $188.1 million, in fiscal 2007, 2006 and 2005, respectively. In fiscal 2007, 2006 and 2005, we had losses on disposal of land, buildings and equipment of $3.1 million, $2.4 million and $1.1 million, respectively, which were included in selling, general and administrative expenses. See Note 5 – Land, Buildings and Equipment, Net for additional information.

Capitalized Software Costs

Capitalized software, which is a component of other assets, is recorded at cost less accumulated amortization. Capitalized software is amortized using the straight-line method over estimated useful lives ranging from three to ten years. The cost of capitalized software as of May 27, 2007 and May 28, 2006, amounted to $62.7 million and $56.4 million, respectively. Accumulated amortization as of May 27, 2007 and May 28, 2006, amounted to $32.2 million and $25.4 million, respectively. Amortization expense associated with capitalized software amounted to $7.3 million, $6.6 million and $6.3 million, in fiscal 2007, 2006 and 2005, respectively, and is included in depreciation and amortization in our accompanying consolidated statements of earnings.

Trust-Owned Life Insurance

In August 2001, we caused a trust that we previously had established to purchase life insurance policies covering certain of our officers and other key employees (trust-owned life insurance or TOLI). The trust is the owner and sole beneficiary of the TOLI policies. The policies were purchased to offset a portion of our obligations under our non-qualified deferred compensation plan. The cash surrender value for each policy is included in other assets while changes in cash surrender values are included in selling, general and administrative expenses.

Liquor Licenses

The costs of obtaining non-transferable liquor licenses that are directly issued by local government agencies for nominal fees are expensed as incurred. The costs of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses are capitalized as indefinite lived intangible assets and included in other assets. Annual liquor license renewal fees are expensed over the renewal term.

Impairment or Disposal of Long-Lived Assets

Land, buildings and equipment and certain other assets, including capitalized software costs and liquor licenses, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the assets. Identifiable cash flows are measured at the lowest level for which they are largely independent of the cash flows of other groups of assets and liabilities, generally at the restaurant level. If such assets are determined to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Fair value is generally determined based on appraisals or sales prices of comparable assets. Restaurant sites and certain other assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell. Restaurant sites and certain other assets to be disposed of are included in assets held for disposal when certain criteria are met. These criteria include the requirement that the likelihood of disposing of these assets within one year is probable. Assets not meeting the "held for sale" criteria remain in land, buildings and equipment until their disposal is probable within one year.

We account for exit or disposal activities, including restaurant closures, in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Such costs include the cost of disposing of the assets as well as other facility-related expenses from previously closed restaurants. These costs are generally expensed as incurred. Additionally, at the date we cease using a property under an operating lease, we record a liability for the net present value of any remaining lease obligations, net of estimated sublease income. Any subsequent adjustments to that liability as a result of lease termination or changes in estimates of sublease income are recorded in the period incurred. Upon disposal of the assets, primarily land, associated with a closed restaurant, any gain or loss is recorded in the same caption within our consolidated statements of earnings as the original impairment.

Insurance Accruals

Through the use of insurance program deductibles and self-insurance, we retain a significant portion of expected losses under our workers' compensation, employee medical and general liability programs. However, we carry insurance for individual workers' compensation and general liability claims that generally exceed $0.25 million. Accrued liabilities have been recorded based on our estimates of the anticipated ultimate costs to settle all claims, both reported and unreported.

Revenue Recognition

Revenue from restaurant sales is recognized when food and beverage products are sold. Unearned revenues represent our liability for gift cards that have been sold but not yet redeemed. We recognize revenue from our gift cards when the gift card is redeemed by the customer or the likelihood of redemption, based upon our historical redemption patterns, becomes remote.

Food and Beverage Costs

Food and beverage costs include inventory, warehousing and related purchasing and distribution costs. Vendor allowances received in connection with the purchase of a vendor's products are recognized as a reduction of the related food and beverage costs as earned. Advance payments are made by the vendors based on estimates of volume to be purchased from the vendors and the terms of the agreement. As we make purchases from the vendors each period, we recognize the pro rata portion of allowances earned as a reduction of food and beverage costs for that period. Differences between estimated and actual purchases are settled in accordance with the terms of the agreements. Vendor agreements are generally for a period of one year or more and payments received are initially recorded as long-term liabilities. Amounts which are expected to be earned within one year are recorded as a current liability.

Income Taxes

We provide for federal and state income taxes currently payable as well as for those deferred because of temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Federal income tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. Interest recognized in accordance with reserves for uncertain tax positions is included in interest, net in our consolidated statements of earnings. A corresponding liability is included in accrued interest, which is a component of other current liabilities on our consolidated balance sheets.

Income tax benefits credited to equity relate to tax benefits associated with amounts that are deductible for income tax purposes but do not affect earnings. These benefits are principally generated from employee exercises of non-qualified stock options and vesting of employee restricted stock awards. See Note 15 – Income Taxes for additional information.

Derivative Instruments and Hedging Activities

We use financial and commodities derivatives to manage interest rate, compensation and commodities pricing risks inherent in our business operations. Our use of derivative instruments is currently limited to interest rate hedges, equity forwards contracts and commodities futures and options contracts. These instruments are structured as hedges of forecasted transactions or the variability of cash flows to be paid related to a recognized asset or liability (cash flow hedges). We do not enter into derivative instruments for trading or speculative purposes, however, we have entered into equity forwards to economically hedge changes in the fair value of employee investments in our non-qualified deferred compensation plan and we have not elected hedge accounting for these instruments. All derivatives are recognized on the balance sheet at fair value. On the date the derivative contract is entered into, we document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking the various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the consolidated balance sheet or to specific forecasted transactions. We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

Changes in the fair value of derivatives that are highly effective and that are designated and qualify as cash flow hedges are recorded in other comprehensive income (loss) until earnings are affected by the variability in cash flows of the designated hedged item. Where applicable, we discontinue hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item or the derivative is terminated. Any changes in the fair value of a derivative where hedge accounting has not been elected, has been discontinued or is ineffective are recognized immediately in earnings. Cash flows related to derivatives are included in operating activities. See Note 10 – Derivative Instruments and Hedging Activities for additional information.

Operating Leases

We recognize rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise the options would result in an economic penalty to the Company. Differences between amounts paid and amounts expensed are recorded as deferred rent. Within the provisions of certain of our leases, there are rent holidays and escalations in payments over the base lease term, as well as renewal periods. The effects of the holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes cancelable option periods where failure to exercise such options would result in an economic penalty to the Company. The lease term commences on the date when we have the right to control the use of the leased property, which is typically before rent payments are due under the terms of the lease. Many of our leases have renewal periods totaling five to 20 years, exercisable at our option and require payment of property taxes, insurance and maintenance costs in addition to the rent payments. Percentage rent expense is generally based on sales levels and is accrued at the point in time we determine that it is probable that such sales levels will be achieved.

Pre-Opening Expenses

Non-capital expenditures associated with opening new restaurants are expensed as incurred.

Advertising

Production costs of commercials are charged to operations in the fiscal period the advertising is first aired. The costs of programming and other advertising, promotion and marketing programs are charged to operations in the fiscal period incurred. Advertising expense, related to continuing operations, included in selling, general and administrative expenses, amounted to $230.0 million, $223.0 million and $206.5 million, in fiscal 2007, 2006 and 2005, respectively.

Stock-Based Compensation

Effective May 29, 2006, we adopted the provisions of SFAS No. 123(R), "Share-Based Payment," which requires companies to recognize in the financial statements the cost of employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards. Previously, SFAS No. 123, "Accounting for Stock-Based Compensation," encouraged, but did not require, that stock-based compensation be recognized as an expense in companies' financial statements. Accordingly, we elected to account for our stock-based compensation plans under an intrinsic value method that required compensation expense to be recorded only if, on the date of grant, the current market price of our common stock exceeded the exercise price the employee must pay for the stock. Our practice is to grant stock options at the fair market value of our underlying stock on the date of grant. Accordingly, prior to the adoption of SFAS No. 123(R), no compensation expense had been recognized for stock options granted under any of our stock plans because the exercise price of all options granted was equal to the current market value of our stock on the grant date. Due to the adoption of SFAS No. 123(R), during fiscal 2007, we recognized $17.1 million ($10.6 million net of tax) in stock-based compensation expense related to stock options and benefits granted under our Employee Stock Purchase Plan, discussed below, which reduced our basic and diluted net earnings per share from continuing operations by $0.07 and $0.08, respectively.

Prior to the adoption of SFAS No. 123(R), benefits of tax deductions in excess of recognized stock-based compensation expense were reported as operating cash flows. Under SFAS No. 123(R), such excess tax benefits are reported as financing cash flows. Although total cash flows are not impacted and remain unchanged from what would have been reported under prior accounting standards, due to the adoption of SFAS No. 123(R) net cash flows provided by operating activities were reduced by $40.0 million and net financing cash flows were increased by $40.0 million during fiscal 2007, due to the classification of these tax benefits as a financing activity as opposed to an operating activity.

We adopted SFAS No. 123(R) according to the modified prospective transition method and use the Black-Scholes option pricing model to estimate the fair value of awards. Under the modified prospective transition method, we recognize compensation expense on a straight-line basis over the remaining employee service period for new awards granted after the effective date of SFAS No. 123(R) and for unvested awards granted prior to the effective date of SFAS No. 123(R). In accordance with the modified prospective transition method, financial statements issued for periods prior to the adoption of SFAS No. 123(R) have not been restated.

Had we determined compensation expense for our stock options and benefits granted under our Employee Stock Purchase Plan for fiscal 2006 and 2005 based on the fair value at the grant date as prescribed under SFAS No. 123, our earnings from continuing operations and net earnings from continuing operations per share, excluding pro-forma stock-based compensation expense from discontinued operations, would have been reduced to the pro forma amounts indicated below:

	Fiscal Year	
(in millions, except per share data)	2006	2005
Earnings from continuing operations	$351.8	$299.9
Add: Stock-based compensation expense included in reported net earnings, net of related tax effects	5.1	4.9
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(18.4)	(21.3)
Pro forma	$338.5	$283.5
Basic net earnings per share from continuing operations		
As reported	$ 2.35	$ 1.91
Pro forma	$ 2.26	$ 1.81
Diluted net earnings per share from continuing operations		
As reported	$ 2.24	$ 1.84
Pro forma	$ 2.16	$ 1.73

To determine pro forma net earnings, reported net earnings have been adjusted for compensation expense associated with stock options granted that are expected to vest and benefits granted under our Employee Stock Purchase Plan. Total stock-based compensation expense also includes costs related to restricted stock and other forms of stock-based compensation granted to our employees that have always been required to be recognized in our financial statements. See Note 17 – Stock-Based Compensation for further discussion. The preceding pro forma results were determined using the Black-Scholes option-pricing model. The weighted-average fair value of non-qualified stock options granted during fiscal 2007, 2006 and 2005 used in computing compensation expense in fiscal 2007 and pro-forma compensation expense in fiscal 2006 and 2005 was $13.87, $10.68 and $7.75, respectively. The dividend yield was calculated by dividing the current annualized dividend by the option exercise price. The expected volatility was determined using historical stock prices. The risk-free interest rate was the rate available on zero coupon U.S. government obligations with a term approximating the expected life of each grant. The expected life was estimated based on the exercise history of previous grants. The weighted-average assumptions used in the Black-Scholes model to record stock-based compensation in fiscal 2007 and to derive the pro forma results above, were as follows:

	Stock Options Granted in Fiscal Year		
	2007	2006	2005
Risk-free interest rate	5.08%	3.91%	3.75%
Expected volatility of stock	34.5%	30.0%	30.0%
Dividend yield	1.3%	1.2%	0.3%
Expected option life	6.4 years	6.0 years	6.0 years

Net Earnings Per Share

Basic net earnings per share are computed by dividing net earnings by the weighted-average number of common shares outstanding for the reporting period. Diluted net earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Outstanding stock options, restricted stock, benefits granted under our Employee Stock Purchase Plan and performance stock units granted by us represent the only dilutive effect reflected in diluted weighted-average shares outstanding. These stock-based compensation instruments do not impact the numerator of the diluted net earnings per share computation.

The following table presents the computation of basic and diluted earnings per common share:

	Fiscal Year		
(in millions, except per share data)	2007	2006	2005
Earnings from continuing operations	$ 377.1	$ 351.8	$ 299.9
Earnings (loss) from discontinued operations	(175.7)	(13.6)	(9.3)
Net earnings	$ 201.4	$ 338.2	$ 290.6
Average common shares outstanding – Basic	143.4	149.7	156.7
Effect of dilutive stock-based compensation	5.4	7.2	6.7
Average common shares outstanding – Diluted	148.8	156.9	163.4
Basic net earnings per share:			
Earnings from continuing operations	$ 2.63	$ 2.35	$ 1.91
Earnings (loss) from discontinued operations	(1.23)	(0.09)	(0.06)
Net earnings	$ 1.40	$ 2.26	$ 1.85
Diluted net earnings per share:			
Earnings from continuing operations	$ 2.53	$ 2.24	$ 1.84
Earnings (loss) from discontinued operations	(1.18)	(0.08)	(0.06)
Net earnings	$ 1.35	$ 2.16	$ 1.78

Options to purchase 1.8 million shares, 0.1 million shares and 2.7 million shares of common stock were excluded from the calculation of diluted net earnings per share for fiscal 2007, 2006 and 2005, respectively, because the effect would have been anti-dilutive.

Comprehensive Income (Loss)

Comprehensive income (loss) includes net earnings and other comprehensive income (loss) items that are excluded from net earnings under U.S. generally accepted accounting principles. Other comprehensive income (loss) items include foreign currency translation adjustments and the effective unrealized portion of changes in the fair value of cash flow hedges. See Note 12 – Stockholders' Equity for additional information.

Foreign Currency

The Canadian dollar is the functional currency for our Canadian restaurant operations. Assets and liabilities denominated in Canadian dollars are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation gains and losses are reported as a separate component of accumulated other comprehensive income (loss) in stockholders' equity. Aggregate cumulative translation losses were $4.3 million and $4.8 million at May 27, 2007 and May 28, 2006, respectively. Losses (gains) from foreign currency transactions, which amounted to $0.1 million, ($0.1) million and $0 million, are included in selling, general and administrative expenses for fiscal 2007, 2006 and 2005, respectively.

Segment Reporting

As of May 27, 2007, we operated 1,397 Red Lobster, Olive Garden, Bahama Breeze, Smokey Bones Barbeque & Grill and Seasons 52 restaurants in North America as operating segments. The restaurants operate principally in the U.S. within the casual dining industry, providing similar products to similar customers. The restaurants also possess similar pricing structures, resulting in similar long-term expected financial performance characteristics. Revenues from external customers are derived principally from food and beverage sales. We do not rely on any major customers as a source of revenue. We believe we meet the criteria for aggregating our operating segments into a single reporting segment.

Application of New Accounting Standards

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of SFAS No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertain income tax positions accounted for in accordance with SFAS No. 109. The Interpretation stipulates recognition and measurement criteria in addition to classification, interim period accounting and significantly expanded disclosure provisions for uncertain tax positions that are expected to be taken in a company's tax return. We adopted FIN 48 as of the first day of our fiscal 2008 year. We do not believe the adoption of FIN 48 will have a material effect on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106 and 132R)." Effective May 27, 2007, we implemented the recognition and measurement provision of SFAS No. 158. The purpose of SFAS No. 158 is to improve the overall financial statement presentation of pension and other postretirement plans, but SFAS No. 158 does not impact the determination of net periodic benefit cost or measurement of plan assets or obligations. SFAS No. 158 requires companies to recognize the over or under funded status of the plan as an asset or liability as measured by the difference between the fair value of the plan assets and the benefit obligation and requires any unrecognized prior service costs and actuarial gains and losses to be recognized as a component of accumulated other comprehensive income (loss). Additionally, SFAS No. 158 no longer allows companies to measure their plans as of any date other than as of the end of their fiscal year. However, this provision is not effective for companies until fiscal years ending after December 15, 2008. The adoption of SFAS No. 158 resulted in an after-tax adjustment to accumulated other comprehensive income (loss) of $31.8 million related to a reclassification of unrecognized actuarial gains and losses from assets and liabilities to a component of accumulated other comprehensive income (loss), as well as a requirement to recognize over and under funding of our pension and post-retirement health plan. See Note 12 – Stockholders' Equity and Note 16 – Retirement Plans for additional information.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements when quantifying Misstatements in Current Year Financial Statements." SAB 108 is effective for the first fiscal year ending after November 15, 2006. SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach, as those terms are defined in SAB 108. The rollover approach quantifies misstatements based on the amount of the error in the current year financial statements, whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement's year(s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. If a company determines that an adjustment to prior year financial statements is required upon adoption of SAB 108 and does not elect to restate its previous financial statements, then it must recognize the cumulative effect of applying SAB 108 in fiscal 2007 beginning balances of the affected assets and liabilities with a corresponding adjustment to the fiscal 2007 opening balance in retained earnings. The adoption of SAB 108 did not have a material effect on our consolidated financial statements.

In March 2006, the Emerging Issues Task Force (EITF) issued EITF Issue 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation)." Entities may adopt a policy of presenting sales taxes in the income statement on either a gross or net basis. If taxes are significant, an entity should disclose its policy of presenting taxes and, if presented on a gross basis, the amount of taxes. The guidance is effective for periods beginning after December 15, 2006. We present sales tax on a net basis in our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measures". SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, which will require us to adopt these provisions in fiscal 2009. We are currently evaluating the impact SFAS No. 157 will have on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 provides companies with an option to report selected financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, which will require us to adopt these provisions in fiscal 2009. We are currently evaluating the impact SFAS No. 159 will have on our consolidated financial statements.

Note 2

Discontinued Operations

On April 28, 2007, we closed nine under-performing Bahama Breeze restaurants to focus more on the profitable locations and position the concept for new unit growth. As a result of these closures, we recorded long-lived asset impairment charges of $12.7 million in fiscal 2007, as well as expenses of $1.3 million to accrue for ongoing contractual operating lease obligations, $0.6 million in restaurant-level closing costs, $0.5 million in employee termination benefits and $0.3 million in other costs.

On May 5, 2007, we announced the closure of 54 Smokey Bones and two Rocky River Grillhouse restaurants as well as our intention to offer for sale the remaining 73 operating Smokey Bones restaurants. During fiscal 2007, we recorded long-lived asset impairment charges of $236.4 million, $229.5 million of which was recorded during the fourth quarter as a result of these actions, as well as expenses of

$4.9 million to accrue for ongoing contractual operating lease obligations, $3.9 million in other asset write-offs, $2.3 million in employee termination benefits, $1.3 million in restaurant-level closing costs, and $1.3 million in other costs. During fiscal 2008, we expect to incur an additional $5.5 million in employee retention payments related to the remaining open locations and approximately $3.3 million in carrying costs on the closed locations.

For fiscal 2007, 2006 and 2005, all impairment charges and disposal costs, along with the sales, costs and expenses and income taxes attributable to these restaurants have been aggregated to a single caption entitled losses from discontinued operations, net of tax on our consolidated statements of earnings for all periods presented. Losses from discontinued operations, net of taxes on our accompanying consolidated statements of earnings are comprised of the following:

	Fiscal Year Ended		
(in millions)	May 27, 2007	May 28, 2006	May 29, 2005
Sales	$ 357.9	$367.0	$300.4
Losses before income taxes	$(288.6)	$ (25.7)	$ (17.6)
Income tax benefits	112.9	12.1	8.3
Net losses from discontinued operations	$(175.7)	$ (13.6)	$ (9.3)

The following is a detail of the assets and liabilities associated with the restaurants reported as discontinued operations and classified as held for sale on our accompanying consolidated balance sheet as of May 27, 2007 at fair value, with comparative carrying amounts as of May 28, 2006:

	May 27, 2007	May 28, 2006
Current assets	$ 44.6	$ 12.5
Land, buildings and equipment, net	97.1	376.7
Other assets	2.3	4.6
Total assets	$144.0	$393.8
Current liabilities	$ 37.1	$ 32.3
Other liabilities	5.2	38.6
Total liabilities	$ 42.3	$ 70.9

As of May 27, 2007, we had $7.2 million of accrued exit and disposal costs, which are included in liabilities held for sale on the accompanying consolidated balance sheet as of May 27, 2007 and are expected to be paid in fiscal 2008.

Note 3

Receivables, Net

Our accounts receivable is primarily comprised of receivables from national storage and distribution companies with which we contract to provide services that are billed to us on a per-case basis. In connection with these services, certain of our inventory items are conveyed to these storage and distribution companies to transfer ownership and risk of loss prior to delivery of the inventory to our restaurants. We reacquire these items when the inventory is subsequently delivered to our restaurants. These transactions do not impact the consolidated statements of earnings. Receivables from national storage and distribution companies amounted to $19.3 million and $20.5 million at May 27, 2007 and May 28, 2006, respectively. The allowance for doubtful accounts associated with all of our receivables amounted to $1.6 million at May 27, 2007 and $0.4 million at May 28, 2006.

Note 4

Asset Impairment, Net

During fiscal 2007 we recorded $2.6 million of long-lived asset impairment charges primarily related to the permanent closure of one Red Lobster and one Olive Garden restaurant. During fiscal 2007 we also recorded $0.2 million of gains related to the sale of previously impaired restaurants. During fiscal 2006 we recorded $1.5 million of long-lived asset impairment charges primarily related to the closing of three Red Lobster and two Olive Garden restaurants. During fiscal 2006 we also recorded $0.2 million of gains related to the sale of previously impaired restaurants. During fiscal 2005 we recorded $4.8 million of long-lived asset impairment charges primarily related to two Olive Garden and one Red Lobster restaurant based on an evaluation of expected cash flows. These restaurants continued to operate until their closure in fiscal 2006. During fiscal 2005 we also recorded $2.8 million of gains related to the sale of previously impaired restaurants. These costs are reported as asset impairment, net in the accompanying consolidated statements of earnings. Impairment charges were measured based on the amount by which the carrying amount of these assets exceeded their fair value. Fair value is generally determined based on appraisals or sales prices of comparable assets and estimates of future cash flows.

The results of operations for all Red Lobster and Olive Garden restaurants permanently closed in fiscal 2007, 2006 and 2005, that would otherwise have met the criteria for discontinued operations reporting are not material to our consolidated financial position, results of operations or cash flows and, therefore, have not been presented as discontinued operations.

Note 5

Land, Buildings and Equipment, Net

The components of land, buildings and equipment, net, are as follows:

(in millions)	May 27, 2007	May 28, 2006
Land	$ 595.8	$ 603.2
Buildings	2,299.7	2,472.2
Equipment	996.5	1,052.2
Construction in progress	69.4	100.9
Total land, buildings and equipment	3,961.4	4,228.5
Less accumulated depreciation and amortization	(1,777.0)	(1,782.5)
Land, buildings, and equipment, net	$ 2,184.4	$ 2,446.0

On August 24, 2006, we completed the sale and leaseback of our Restaurant Support Center (RSC) for $45.2 million. The RSC houses all of our executive offices, shared service functions and concept administrative personnel. The transaction was completed in anticipation of moving the RSC to a new facility approximately four years from the date of sale. As a result of the sale and subsequent leaseback of the RSC, we recorded a $15.2 million deferred gain, which is being recognized over the four-year leaseback period on a straight-line basis. During fiscal 2007, we recognized $2.8 million of gain on the sale of the RSC, which is included as a reduction of selling, general and administrative expenses in our consolidated statements of earnings.

Note 6

Other Assets

The components of other assets are as follows:

(in millions)	May 27, 2007	May 28, 2006
Pension over-funding	$ 17.1	$ –
Prepaid pension costs	–	58.4
Trust-owned life insurance	60.3	49.9
Capitalized software costs, net	30.4	31.0
Liquor licenses	23.6	25.0
Loan costs	8.6	9.7
Miscellaneous	11.0	12.6
Total other assets	$151.0	$186.6

Note 7

Short-Term Debt

Short-term debt at May 27, 2007 and May 28, 2006 consisted of $211.4 million and $44.0 million, respectively, of unsecured commercial paper borrowings with original maturities of one month or less. The debt bore an interest rate of 5.34 percent at May 27, 2007.

Note 8

Other Current Liabilities

The components of other current liabilities are as follows:

(in millions)	May 27, 2007	May 28, 2006
Non-qualified deferred compensation plan	$146.9	$124.7
Sales and other taxes	42.3	43.7
Insurance related	54.4	40.6
Miscellaneous	31.7	36.7
Employee benefits	18.1	28.0
Accrued interest	11.6	9.6
Total other current liabilities	$305.0	$283.3

Note 9

Long-Term Debt

The components of long-term debt are as follows:

(in millions)	May 27, 2007	May 28, 2006
5.750% medium-term notes due March 2007	$ –	$ 150.0
4.875% senior notes due August 2010	150.0	150.0
7.450% medium-term notes due April 2011	75.0	75.0
7.125% debentures due February 2016	100.0	100.0
6.000% senior notes due August 2035	150.0	150.0
ESOP loan with variable rate of interest (5.645% at May 27, 2007) due December 2018	19.1	22.4
Total long-term debt	494.1	647.4
Less issuance discount	(2.5)	(2.8)
Total long-term debt less issuance discount	491.6	644.6
Less current portion	–	(149.9)
Long-term debt, excluding current portion	$491.6	$ 494.7

In March 2007, we repaid at maturity our outstanding $150.0 million of 5.750 percent medium-term notes. On July 29, 2005, we filed a registration statement with the SEC to register an additional $475.0 million of debt securities using a shelf registration process as well as to carry forward the $125.0 million of debt securities available under our prior registration statement filed in July 2000. Under this registration statement, which became effective on August 5, 2005, we may offer, from time to time, up to $600.0 million of our debt securities. On August 12, 2005, we issued $150.0 million of unsecured 4.875 percent senior notes due in August 2010 and $150.0 million of unsecured 6.000 percent senior notes due in August 2035 under the registration statement. Discount and issuance costs, which were $2.4 million and $2.9 million, respectively, are being amortized over the terms of the senior notes using the straight-line method, the results of which approximate those of the effective interest rate method. The proceeds from the issuance of the senior notes were used to repay at maturity our outstanding $150.0 million of 8.375 percent senior notes on September 15, 2005 and our outstanding $150.0 million of 6.375 percent notes on February 1, 2006. Following the issuance of the senior notes in fiscal 2006, we had $300.0 million of capacity available for issuance of additional unsecured debt securities under our shelf registration statement.

We also maintain a credit facility under a Credit Agreement dated August 16, 2005 with a consortium of banks under which we can borrow up to $500.0 million. As part of this credit facility, we may request issuance of up to $100.0 million in letters of credit, the outstanding amount of which reduces the net borrowing capacity under the agreement. The credit facility allows us to borrow at interest rates that vary based, at our option, on a spread over (i) LIBOR or (ii) a base rate that is the higher of the prime rate or one-half of one percent above the federal funds rate. The interest rate spread over LIBOR is determined by our debt rating. We may also request that loans be made at interest rates offered by one or more of the banks, which may vary from the LIBOR or base rate. The credit facility supports our commercial paper borrowing program and expires on August 15, 2010. We are required to pay a facility fee of 10 basis points per annum on the average daily amount of loan commitments by the consortium. The amount of interest and annual facility fee are subject to change based on our maintenance of certain debt ratings and financial ratios, such as maximum debt to capital ratios. Advances under the credit facility are unsecured. As of May 27, 2007 and May 28, 2006, no borrowings under the credit facility were outstanding. However, as of May 27, 2007, there was $211.4 million of commercial paper which was backed by this facility. As of May 28, 2006, there was $44.0 million of commercial paper and $15.0 million of letters of credit outstanding under the facility. As of May 27, 2007, we were in compliance with all covenants under the credit facility.

All of our long-term debt currently outstanding is expected to be repaid entirely at maturity with interest being paid semi-annually over the life of the debt. The aggregate maturities of long-term debt for each of the five fiscal years subsequent to May 27, 2007, and thereafter are $0.0 million in 2008, 2009 and 2010, $225.0 million in 2011, $0.0 million in 2012 and $269.1 million thereafter.

Note 10

Derivative Instruments and Hedging Activities

We use interest rate-related derivative instruments to manage our exposure on debt instruments, as well as commodities derivatives to manage our exposure to commodity price fluctuations. We also use equity related derivative instruments to manage our exposure on cash compensation arrangements indexed to the market price of our common stock. By using these instruments, we expose ourselves, from time to time, to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. We minimize this credit risk by entering into transactions with high quality counterparties. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, commodity prices, or market price of our common stock. We minimize this market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Option Contracts and Commodity Swaps

During fiscal 2007 and 2006, we entered into option contracts and commodity swaps to reduce the risk of natural gas price fluctuations. To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives' fair value are not included in current earnings but are included in accumulated other comprehensive income (loss). These changes in fair value are subsequently reclassified into earnings as a component of restaurant expenses when the natural gas is purchased and used by us in our operations. Net gains (losses) of ($4.6) million, $4.3 million and ($0.3) million related to these derivatives were reclassified to earnings during fiscal 2007, 2006 and 2005, respectively, in connection with the settlement of our contracts. As of May 27, 2007 we were party to option contracts and commodity swaps with aggregate notional values of $20.2 million. The fair value of these contracts was a net gain of $1.9 million at May 27, 2007 and is expected to be reclassified from accumulated other comprehensive income (loss) into restaurant expenses during fiscal 2008. To the extent that these derivatives are not effective, changes in their fair value are immediately recognized in current earnings. Additionally, during fiscal 2007, in connection with a reduction in expected natural gas usage in fiscal 2008 related to the closure of 54 Smokey Bones, two Rocky River Grillhouse and nine Bahama Breeze restaurants, we liquidated 28 of our natural gas contracts resulting in the recognition of $0.1 million of gains in fiscal 2007. The fair value of outstanding derivatives is included in other current assets or other current liabilities. At May 27, 2007, the maximum length of time over which we are hedging our exposure to the variability in future natural gas cash flows is 12 months.

Interest Rate Lock Agreement

During fiscal 2002, we entered into a treasury interest rate lock agreement (treasury lock) to hedge the risk that the cost of a future issuance of fixed-rate debt may be adversely affected by interest rate fluctuations. The treasury lock, which had a $75.0 million notional principal amount of indebtedness, was used to hedge a portion of the interest payments associated with $150.0 million of debt subsequently issued in March 2002. The treasury lock was settled at the time of the related debt issuance with a net gain of $0.3 million being recognized in other comprehensive income (loss). The net gain on the treasury lock is being amortized into earnings as an adjustment to interest expense over the same period in which the related interest costs on the new debt issuance are being recognized in earnings. Annual amortization of $0.1 million was recognized in earnings as an adjustment to interest expense during fiscal 2007, 2006 and 2005. As of May 27, 2007, the net gain on settlement of the treasury lock had been fully amortized.

Interest Rate Swaps

During fiscal 2005 and fiscal 2004, we entered into interest rate swap agreements (swaps) to hedge the risk of changes in interest rates on the cost of a future issuance of fixed-rate debt. The swaps, which had a $100.0 million notional principal amount of indebtedness, were used to hedge a portion of the interest payments associated with $150.0 million of unsecured 4.875 percent senior notes due in August 2010, which were issued in August 2005. The swaps were settled at the time of the related debt issuance with a net loss of $1.2 million being recognized in accumulated other comprehensive income (loss). The net loss on the swaps is being amortized into earnings as an adjustment to interest expense over the same period in which the related interest costs on the new debt issuance are being recognized in earnings. A loss of $0.2 million was recognized in earnings during each of fiscal 2007 and 2006 as an adjustment to interest expense.

We also had interest rate swaps with a notional amount of $200.0 million, which we used to convert variable rates on our long-term debt to fixed rates effective May 30, 1995, related to the issuance of our $150.0 million 6.375 percent notes due February 2006 and our $100.0 million 7.125 percent debentures due February 2016. We received the one-month commercial paper interest rate and paid fixed-rate interest ranging from 7.51 percent to 7.89 percent. The swaps were settled during January 1996 at a cost to us of $27.7 million. A portion of the cost was recognized as an adjustment to interest expense over the term of our 10-year 6.375 percent notes that were settled at maturity in February 2006. The remaining portion continues to be recognized as an adjustment to interest expense over the term of our 20-year 7.125 percent debentures due 2016.

Equity Forwards

During fiscal 2007, 2006 and 2005, we entered into equity forward contracts to hedge the risk of changes in future cash flows associated with the unvested unrecognized Darden stock units granted during the first quarters of fiscal 2007, 2006 and 2005 (see Note 17 – Stock-Based Compensation for additional information). The equity forward contracts will be settled at the end of the vesting periods of their underlying Darden stock units, which range between four and five years. In total, the equity forward contracts are indexed to 0.5 million shares of our common stock, at varying forward rates between $19.52 per share and $41.17 per share, have a $14.2 million notional amount and can only be net settled in cash. To the extent the equity forward contracts are effective in offsetting the variability of the hedged cash flows, changes in the fair value of the equity forward contracts are not included in current earnings but are reported as accumulated other comprehensive income (loss). A deferred gain of $3.3 million related to the equity forward contracts was recognized in accumulated other comprehensive income (loss) at May 27, 2007. As the Darden stock units vest, we will effectively de-designate that portion of the equity forward contract that no longer qualifies for hedge accounting and changes in fair value associated with that portion of the equity forward contract will be recognized in current earnings. Gains of $2.5 million, $1.0 million and $0.5 million were recognized in earnings as a component of restaurant labor during fiscal 2007, 2006 and 2005, respectively.

During May 2006, we entered into an equity forward contract to hedge the risk of changes in future cash flows associated with employee directed investments in Darden stock within the non-qualified deferred compensation plan (see Note 16 – Retirement Plans for additional information). The equity forward contract is indexed to 0.1 million shares of our common stock at a forward rate of $37.44 per share, has a $3.7 million notional amount, can only be net settled in cash and expires in May 2011. We did not elect hedge accounting with the expectation that changes in the fair value of the equity forward contract would offset changes in the fair value of the Darden stock investments in the non-qualified deferred compensation plan within net earnings in our consolidated statements of earnings. A gain (loss) of $0.9 million and ($0.1) million related to the equity forward contract was recognized in net earnings during fiscal 2007 and 2006, respectively.

Note 11

Financial Instruments

The fair values of cash equivalents, accounts receivable, accounts payable and short-term debt approximate their carrying amounts due to their short duration.

The carrying value and fair value of long-term debt at May 27, 2007 was $491.6 million and $496.3 million, respectively. The carrying value and fair value of long-term debt at May 28, 2006 was $644.6 million and $645.6 million, respectively. The fair value of long-term debt is determined based on market prices or, if market prices are not available, the present value of the underlying cash flows discounted at our incremental borrowing rates.

Note 12

Stockholders' Equity

Treasury Stock

On June 16, 2006, our Board of Directors authorized an additional share repurchase authorization totaling 25.0 million shares in addition to the previous authorization of 137.4 million shares, bringing our total authorizations to 162.4 million. In fiscal 2007, 2006 and 2005, we purchased treasury stock totaling $371.2 million, $434.2 million and $311.7 million, respectively. At May 27, 2007, a total of 141.9 million shares have been repurchased under the authorizations. The repurchased common stock is reflected as a reduction of stockholders' equity.

Stock Purchase/Loan Program

We have share ownership guidelines for our officers. To assist them in meeting these guidelines, we implemented the 1998 Stock Purchase/Option Award Loan Program (Loan Program) in conjunction with our Stock Option and Long-Term Incentive Plan of 1995. The Loan Program provided loans to our officers and awarded two options for every new share purchased, up to a maximum total share value equal to a designated percentage of the officer's base compensation. Loans are full recourse and interest bearing, with a maximum principal amount of 75 percent of the value of the stock purchased. The stock purchased is held on deposit with us until the loan is repaid. The interest rate for loans under the Loan Program is fixed and is equal to the applicable federal rate for mid-term loans with semi-annual compounding for the month in which the loan originates. Interest is payable on a weekly basis. Loan principal is payable in installments with 25 percent, 25 percent and 50 percent of the total loan due at the end of the fifth, sixth and seventh years of the loan, respectively. Effective July 30, 2002, and in compliance with the Sarbanes-Oxley Act of 2002, we no longer issue new loans under the Loan Program. We account for outstanding officer notes receivable as a reduction of stockholders' equity.

Stockholders' Rights Plan

Under our Rights Agreement dated May 16, 2005, each share of our common stock has associated with it one right to purchase one-thousandth of a share of our Series A Participating Cumulative Preferred Stock at a purchase price of $120 per share, subject to adjustment under certain circumstances to prevent dilution. The rights are exercisable when, and are not transferable apart from our common stock until, a person or group has acquired 15 percent or more, or makes a tender offer for 15 percent or more, of our common stock. If the specified percentage of our common stock is then acquired, each right will entitle the holder (other than the acquiring company) to receive, upon exercise, common stock of either us or the acquiring company having a value equal to two times the exercise price of the right. The rights are redeemable by our Board of Directors under certain circumstances and expire on May 25, 2015.

Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are as follows:

(in millions)	May 27, 2007	May 28, 2006
Foreign currency translation adjustment	$ (4.3)	$(4.8)
Unrealized gains (losses) on derivatives, net of tax	3.8	(0.2)
Minimum pension liability adjustment, net of tax	–	(0.5)
Adoption of SFAS No. 158, net of tax	(32.3)	–
Total accumulated other comprehensive income (loss)	$(32.8)	$(5.5)

Reclassification adjustments associated with pre-tax net derivative income (losses) realized in net earnings for fiscal 2007, 2006 and 2005 amounted to ($1.3) million, $5.0 million and $0.2 million, respectively. The amortization of the unrecognized net actuarial loss component of our fiscal 2008 net periodic benefit cost for the defined benefit plans and postretirement benefit plan is expected to be approximately $4.3 million and $0.3 million, respectively.

Note 13

Leases

An analysis of rent expense incurred under operating leases related to restaurants in continuing operations is as follows:

	Fiscal Year		
(in millions)	2007	2006	2005
Restaurant minimum rent	$64.3	$59.9	$57.0
Restaurant percentage rent	4.6	4.6	4.0
Restaurant rent averaging expense	(2.5)	5.4	5.1
Transportation equipment	2.8	2.3	2.8
Office equipment	1.1	1.1	1.2
Office space	5.3	1.3	1.1
Warehouse space	0.3	0.3	0.3
Total rent expense	$75.9	$74.9	$71.5

Rent expense included in discontinued operations was $4.4 million, $9.2 million and $8.0 million for fiscal 2007, 2006 and 2005, respectively. The annual non-cancelable future lease commitments, including those related to restaurants reported as discontinued operations, for each of the five fiscal years subsequent to May 27, 2007 and thereafter are: $81.5 million in 2008, $73.7 million in 2009, $61.3 million in 2010, $53.1 million in 2011, $43.2 million in 2012 and $122.5 million thereafter, for a cumulative total of $435.3 million.

Note 14

Interest, Net

The components of interest, net, are as follows:

	Fiscal Year		
(in millions)	2007	2006	2005
Interest expense	$43.6	$48.9	$47.7
Capitalized interest	(2.9)	(1.9)	(1.6)
Interest income	(0.6)	(3.1)	(1.4)
Interest, net	$40.1	$43.9	$44.7

Capitalized interest was computed using our average borrowing rate. We paid $35.8 million, $40.3 million and $39.1 million for interest (net of amounts capitalized) in fiscal 2007, 2006 and 2005, respectively.

Note 15

Income Taxes

Total income tax expense for fiscal 2007, 2006 and 2005 was allocated as follows:

	Fiscal Year		
(in millions)	2007	2006	2005
Earnings from continuing operations	$ 153.7	$156.3	$141.7
Losses from discontinued operations	(112.9)	(12.1)	(8.3)
Total consolidated income tax expense	$ 40.8	$144.2	$133.4

The components of earnings before income taxes from continuing operations and the provision for income taxes thereon are as follows:

(in millions)	Fiscal Year 2007	2006	2005
Earnings from continuing operations before income taxes:			
U.S.	$524.9	$500.6	$434.6
Canada	5.9	7.5	7.0
Earnings from continuing operations before income taxes	$530.8	$508.1	$441.6
Income taxes:			
Current:			
Federal	$172.9	$158.9	$151.8
State and local	33.2	28.1	22.3
Canada	0.1	0.1	0.1
Total current	$206.2	$187.1	$174.2
Deferred (principally U.S.)	(52.5)	(30.8)	(32.5)
Total income taxes	$153.7	$156.3	$141.7

During fiscal 2007, 2006 and 2005, we paid income taxes of $75.9 million, $126.3 million and $111.4 million, respectively.

The following table is a reconciliation of the U.S. statutory income tax rate to the effective income tax rate from continuing operations included in the accompanying consolidated statements of earnings:

	Fiscal Year 2007	2006	2005
U.S. statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefits	3.3	3.1	2.9
Benefit of federal income tax credits	(6.1)	(5.1)	(4.5)
Other, net	(3.2)	(2.2)	(1.3)
Effective income tax rate	29.0%	30.8%	32.1%

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

(in millions)	May 27, 2007	May 28, 2006
Accrued liabilities	$ 18.1	$ 17.0
Compensation and employee benefits	118.6	91.5
Deferred rent and interest income	31.8	35.7
Asset disposition	0.6	0.7
Other	6.1	6.2
Gross deferred tax assets	$ 175.2	$ 151.1
Buildings and equipment	(99.0)	(134.3)
Prepaid pension costs	(4.7)	(22.1)
Prepaid interest	(1.1)	(1.1)
Capitalized software and other assets	(10.1)	(10.6)
Other	(4.4)	(4.0)
Gross deferred tax liabilities	$(119.3)	$(172.1)
Net deferred tax assets (liabilities)	$ 55.9	$ (21.0)

A valuation allowance for deferred tax assets is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At May 27, 2007 and May 28, 2006, no valuation allowance has been recognized for deferred tax assets because we believe that sufficient projected future taxable income will be generated to fully utilize the benefits of these deductible amounts.

Note 16

Retirement Plans

Defined Benefit Plans and Postretirement Benefit Plan

Substantially all of our employees are eligible to participate in a retirement plan. We sponsor non-contributory defined benefit pension plans for our salaried employees, in which benefits are based on various formulas that include years of service and compensation factors and for a group of hourly employees, in which a fixed level of benefits is provided. Pension plan assets are primarily invested in U.S., international and private equities, long duration fixed-income securities and real assets. Our policy is to fund, at a minimum, the amount necessary on an actuarial basis to provide for benefits in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended. We also sponsor a contributory postretirement benefit plan that provides health care benefits to our salaried retirees. During fiscal 2007, 2006 and 2005, we funded the defined benefit pension plans in the amount of $0.5 million, $0.3 million and $0.1 million, respectively. We expect to contribute approximately $0.4 million to our defined benefit pension plans during fiscal 2008. During fiscal 2007, 2006 and 2005, we funded the postretirement benefit plan in the amount of $0.8 million, $0.4 million and $0.5 million, respectively. We expect to contribute approximately $0.4 million to our postretirement benefit plan during fiscal 2008.

Effective May 27, 2007, we implemented the recognition and measurement provisions of SFAS No. 158. The purpose of SFAS No. 158 is to improve the overall financial statement presentation of pension and other postretirement plans, but SFAS No. 158 does not impact the determination of net periodic benefit cost or measurement of plan assets or obligations. SFAS No. 158 requires companies to recognize the over or under-funded status of the plan as an asset or liability as measured by the difference between the fair value of the plan assets and the benefit obligation and requires any unrecognized prior service costs and actuarial gains and losses to be recognized as a component of accumulated other comprehensive income (loss).

The following table illustrates the incremental effect of the adoption of SFAS No. 158 on individual financial statement captions in our accompanying consolidated balance sheet as of May 27, 2007.

(in millions)	Before Application of SFAS No. 158	SFAS No. 158 Adjustments	After Application of SFAS No. 158
Other assets	$ 185.8	$ (34.8)	$ 151.0
Total assets	2,915.6	(34.8)	2,880.8
Other liabilities	$ 50.8	$ 16.6	$ 67.4
Deferred income taxes	45.4	(19.6)	25.8
Total liabilities	1,789.3	(3.0)	1,786.3
Accumulated other comprehensive income (loss)	(1.0)	(31.8)	(32.8)
Total stockholders' equity	$1,126.3	$ (31.8)	$1,094.5

The effect of the adoption of SFAS No. 158 on our consolidated financial statements was primarily attributable to our defined benefit pension plans and our postretirement health plan. However, we also accrue for postemployment severance costs in accordance with SFAS No. 112, "Employers' Accounting for Postemployment Benefits – an amendment of FASB statements No. 5 and 43," and use guidance found in SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," to measure the cost recognized in our consolidated financial statements. As a result, we used the provisions of SFAS No. 158 to reclassify the unrecognized actuarial gains and losses related to our postemployment severance accrual from liabilities to a component of other accumulated comprehensive income (loss). Accordingly, of the $31.8 million adjustment to accumulated other comprehensive income (loss) noted above, $24.8 million related to our defined benefit pension and postretirement health plans, while the remaining $7.0 million related to our postemployment severance accrual.

The following provides a reconciliation of the changes in the plan benefit obligation, fair value of plan assets and the funded status of the plans as of February 28, 2007 and 2006 (in accordance with the provisions of SFAS No. 158, we will be required to value our plan assets and funded status as of the end of our fiscal year starting in fiscal 2009 and the adoption of the requirement is considered to have minimal impact on our financial condition):

	Defined Benefit Plans		Postretirement Benefit Plan	
(in millions)	2007	2006	2007	2006
Change in Benefit Obligation:				
Benefit obligation at beginning of period	$168.3	$158.2	$ 17.7	$ 16.4
Service cost	6.0	5.2	0.7	0.7
Interest cost	9.0	8.1	1.0	0.9
Plan amendments	–	–	(0.3)	–
Participant contributions	–	–	0.2	0.2
Benefits paid	(7.2)	(7.0)	(0.8)	(0.7)
Actuarial loss (gain)	1.6	3.8	1.6	0.2
Benefit obligation at end of period	$177.7	$168.3	$ 20.1	$ 17.7
Change in Plan Assets:				
Fair value at beginning of period	$175.3	$158.1	$ –	$ –
Actual return on plan assets	21.2	24.0	–	–
Employer contributions	0.4	0.2	0.6	0.5
Participant contributions	–	–	0.2	0.2
Benefits paid	(7.2)	(7.0)	(0.8)	(0.7)
Fair value at end of period	$189.7	$175.3	$ –	$ –
Reconciliation of the Plan's Funded Status:				
Funded status at end of period	$ 12.0	$ 7.0	$(20.1)	$(17.7)
Unrecognized prior service cost	–	0.3	–	–
Unrecognized actuarial loss	–	46.7	–	4.3
Contributions for March to May	0.1	0.1	0.2	0.1
Prepaid (accrued) benefit costs	$ 12.1	$ 54.1	$(19.9)	$(13.3)

Amounts recognized in our consolidated balance sheets for our defined benefit and postretirement benefit plans at May 28, 2006 reflected the net of cumulative employer contributions and net periodic benefit costs recognized in earnings. Amounts recognized at May 27, 2007 reflected the net funded status of each of our defined benefit and postretirement benefit plans presented as either an asset (over-funded) or a liability (under-funded).

Components of the Consolidated Balance Sheets:				
Noncurrent assets	$17.1	$58.4	$ –	$ –
Noncurrent liabilities	(5.0)	(5.1)	(19.9)	(13.3)
Accumulated other comprehensive income (loss) – minimum pension liability	–	0.8	–	–
Net amounts recognized	$12.1	$54.1	$(19.9)	$(13.3)

Amounts recognized in accumulated other comprehensive income (loss) as of May 27, 2007, after adoption of SFAS No. 158 consisted of:

(in millions)	Defined Benefit Plan	Postretirement Benefit Plan
Unrecognized prior service cost	$ 0.1	$(0.2)
Unrecognized actuarial loss	21.9	3.5
Total	$22.0	$ 3.3

The accumulated benefit obligation for all pension plans was $171.1 and $160.8 million at May 27, 2007 and May 28, 2006, respectively. The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $5.1 million and $0.0 million, respectively, at February 28, 2007 and $5.2 million and $0.0, respectively, at February 28, 2006. The projected benefit obligation for pension plans with projected benefit obligations in excess of plan assets approximated their accumulated benefit obligation at February 28, 2007 and February 28, 2006.

The following table presents the weighted-average assumptions used to determine benefit obligations and net expense:

	Defined Benefit Plans		Postretirement Benefit Plan	
	2007	2006	2007	2006
Weighted-average assumptions used to determine benefit obligations at May 27 and May 28,[1]				
Discount rate	5.80%	5.75%	5.80%	5.75%
Rate of future compensation increases	3.75%	3.75%	N/A	N/A
Weighted-average assumptions used to determine net expense for fiscal years ended May 27 and May 28,[2]				
Discount rate	5.75%	5.75%	5.75%	5.75%
Expected long-term rate of return on plan assets	9.00%	9.00%	N/A	N/A
Rate of future compensation increases	3.75%	3.75%	N/A	N/A

[1] Determined as of the end of fiscal year
[2] Determined as of the beginning of fiscal year

We set the discount rate assumption annually for each of the plans at their valuation dates to reflect the yield of high-quality fixed-income debt instruments, with lives that approximate the maturity of the plan benefits. The expected long-term rate of return on plan assets and health care cost trend rates are based upon several factors, including our historical assumptions compared with actual results, an analysis of current market conditions, asset allocations and the views of leading financial advisers and economists. Our target asset allocation is 35 percent U.S. equities, 30 percent high-quality, long-duration fixed-income securities, 15 percent international equities, 10 percent real assets and 10 percent private equities. We monitor our actual asset allocation to ensure that it approximates our target allocation and believe that our long-term asset allocation will continue to approximate our target allocation. The defined benefit pension plans have the following asset allocations at their measurement dates of February 28, 2007 and 2006, respectively:

	2007	2006
U.S. equities	39%	37%
High-quality, long-duration fixed-income securities	20%	21%
International equities	19%	21%
Real assets	12%	12%
Private equities	10%	9%
Total	100%	100%

For fiscal 2005 through 2007 we have used an expected long-term rate of return on plan assets for our defined benefit plan of 9.0 percent. Our historical ten-year rate of return on plan assets, calculated using the geometric method average of returns, is approximately 11.0 percent as of May 27, 2007.

The discount rate and expected return on plan assets assumptions have a significant effect on amounts reported for defined benefit pension plans. A quarter percentage point change in the defined benefit plans' discount rate and the expected long-term rate of return on plan assets would increase or decrease earnings before income taxes by $0.6 million and $0.4 million, respectively.

The assumed health care cost trend rate increase in the per-capita charges for benefits ranged from 9 percent to 10 percent for fiscal 2008, depending on the medical service category. The rates gradually decrease to 5 percent through fiscal 2012 and remain at that level thereafter.

The assumed health care cost trend rate has a significant effect on amounts reported for retiree health care plans. A one percentage point variance in the assumed health care cost trend rate would increase or decrease the total of the service and interest cost components of net periodic postretirement benefit cost by $0.7 million and $0.5 million, respectively, and would increase or decrease the accumulated postretirement benefit obligation by $4.5 million and $3.0 million, respectively.

Components of net periodic benefit cost are as follows:

	Defined Benefit Plans			Postretirement Benefit Plan		
	2007	2006	2005	2007	2006	2005
Service cost	$ 6.0	$ 5.2	$ 4.8	$0.7	$0.7	$0.7
Interest cost	9.0	8.1	7.3	1.0	0.9	1.0
Expected return on plan assets	(13.7)	(13.2)	(12.8)	–	–	–
Amortization of unrecognized prior service cost	0.1	0.1	(0.3)	–	–	–
Recognized net actuarial loss	5.4	5.3	5.0	0.2	0.2	0.3
Net periodic benefit cost	$ 6.8	$ 5.5	$ 4.0	$1.9	$1.8	$2.0

The amortization of the net actuarial loss component of our fiscal 2008 net periodic benefit cost for the defined benefit plans and postretirement benefit plan is expected to be approximately $4.3 million and $0.3 million, respectively.

The following benefit payments are expected to be paid:

	Defined Benefit Plans	Postretirement Benefit Plan
2008	$ 8.4	$0.4
2009	8.9	0.5
2010	9.5	0.5
2011	9.9	0.6
2012	10.5	0.7
2013-2017	61.3	4.9

Defined Contribution Plan

We have a defined contribution plan covering most employees age 21 and older. We match contributions for participants with at least one year of service up to six percent of compensation, based on our performance. The match ranges from a minimum of $0.25 to $1.20 for each dollar contributed by the participant. The plan had net assets of $618.8 million at May 27, 2007 and $527.7 million at May 28, 2006. Expense recognized in fiscal 2007, 2006 and 2005 was $0.8 million, $1.4 million and $2.7 million, respectively. Employees classified as "highly compensated" under the Internal Revenue Code are not eligible to participate in this plan. Instead, highly compensated employees are eligible to participate in a separate non-qualified deferred compensation plan. This plan allows eligible employees to defer the payment of all or part of their annual salary and bonus and provides for awards that approximate the matching contributions and other amounts that participants would have received had they been eligible to participate in our defined contribution and defined benefit plans. Amounts payable to highly compensated employees under the non-qualified deferred compensation plan totaled $146.9 million and $124.7 million at May 27, 2007 and May 28, 2006, respectively. These amounts are included in other current liabilities.

The defined contribution plan includes an Employee Stock Ownership Plan (ESOP). This ESOP originally borrowed $50.0 million from third parties, with guarantees by us, and borrowed $25.0 million from us at a variable interest rate. The $50.0 million third party loan was refinanced in 1997 by a commercial bank's loan to us and a corresponding loan from us to the ESOP. Compensation expense is recognized as contributions are accrued. In addition to matching plan participant contributions, our contributions to the plan are also made to pay certain employee incentive bonuses. Fluctuations in our stock price impact the amount of expense to be recognized.

Contributions to the plan, plus the dividends accumulated on allocated and unallocated shares held by the ESOP, are used to pay principal, interest and expenses of the plan. As loan payments are made, common stock is allocated to ESOP participants. In fiscal 2007, 2006 and 2005, the ESOP incurred interest expense of $1.2 million, $1.1 million and $0.7 million, respectively, and used dividends received of $3.6 million, $3.0 million and $1.2 million, respectively, and contributions received from us of $0.7 million, $1.7 million and $3.4 million, respectively, to pay principal and interest on our debt.

ESOP shares are included in average common shares outstanding for purposes of calculating net earnings per share. At May 27, 2007, the ESOP's debt to us had a balance of $19.1 million with a variable rate of interest of 5.645 percent; $2.2 million of the principal balance is due to be repaid no later than December 2007, with the remaining $16.9 million due to be repaid no later than December 2014. The number of our common shares held in the ESOP at May 27, 2007 approximated 7.8 million shares, representing 4.0 million allocated shares and 3.8 million suspense shares.

At the end of fiscal 2005, the ESOP borrowed $1.6 million from us at a variable interest rate and acquired an additional 0.05 million shares of our common stock, which were held in suspense within the ESOP at May 29, 2005. The loan, which had a variable interest rate of 5.645 percent at May 27, 2007, is due to be repaid no later than December 2018. The shares acquired under this loan are accounted for in accordance with Statement of Position (SOP) 93-6, "Employers Accounting for Employee Stock Ownership Plans." Fluctuations in our stock price are recognized as adjustments to common stock and surplus when the shares are committed to be released. These ESOP shares are not considered outstanding until they are committed to be released and, therefore, have been excluded for purposes of calculating basic and diluted net earnings per share at May 27, 2007. The fair value of these shares at May 27, 2007 was $2.1 million.

Note 17

Stock-Based Compensation

We maintain one active stock option and stock grant plan under which new awards may still be issued, the 2002 Stock Incentive Plan (2002 Plan). We also have three other stock option and stock grant plans under which we no longer can grant new awards, although awards outstanding under the plans may still vest and be exercised in accordance with their terms: the Stock Plan for Directors (Director Stock Plan), the Stock Option and Long-Term Incentive Plan of 1995 (1995 Plan) and the Restaurant Management and Employee Stock Plan of 2000 (2000 Plan). All of the plans are administered by the Compensation Committee of the Board of Directors. The 2002 Plan provides for the issuance of up to 9.55 million common shares in connection with the granting of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units (RSUs), stock awards and other stock-based awards to key employees and non-employee directors. The Director Stock Plan provided for the issuance of up to 0.375 million common shares out of our treasury in connection with the granting of non-qualified stock options, restricted stock and RSUs to non-employee directors. No new awards could be granted under the Director Stock Plan after September 30, 2005. The 1995 Plan provided for the issuance of up to 33.3 million common shares in connection with the granting of non-qualified stock options, restricted stock or RSUs to key employees. The 2000 Plan provided for the issuance of up to 5.4 million shares of common stock out of our treasury as non-qualified stock options, restricted stock or RSUs. Under all of the plans, stock options are granted at a price equal to the fair value of the shares at the date of grant for terms not exceeding ten years and have various vesting periods at the discretion of the Compensation Committee. Outstanding options generally vest over one to four years. Restricted stock and RSUs granted under the 1995 Plan, 2000 Plan and 2002 Plan generally vest over periods ranging from three to five years and no sooner than one year from the date of grant. The restricted period for certain grants may be accelerated based on performance goals established by the Compensation Committee.

On June 16, 2006, the Board of Directors adopted amendments to the 2002 Plan, which were approved by our shareholders at the September 2006 annual meeting of shareholders. The amendments, among other things: (a) increased the maximum number of shares that are authorized for issuance under the 2002 Plan from 8.55 million to 9.55 million; (b) implemented a "fungible share pool" approach to manage authorized shares in order to improve the flexibility of awards going forward, and eliminated the limits on the number of restricted stock and RSU awards and the number of awards to non-employee directors; and (c) provided that, in determining the number of shares available for grant, a formula will be applied such that all future awards other than stock options and stock appreciation rights will be counted as double the number of shares covered by such award.

We also maintain the Compensation Plan for Non-Employee Directors. This plan provided that non-employee directors could elect to receive their annual retainer and meeting fees in any combination of cash, deferred cash or our common shares and authorized the issuance of up to 106.0 thousand common shares out of our treasury for this purpose. The common shares were issued under the plan in consideration of foregone retainer and meeting fees, and were issued at a value equal to the market price of our common stock on the date of grant. No new awards could be made under the Compensation Plan for Non-Employee Directors after September 30, 2005.

On December 15, 2005, the Board of Directors approved the Director Compensation Program, effective as of October 1, 2005, which replaced the Director Stock Plan and the Compensation Plan for Non-Employee Directors. The Director Compensation Program provides for payments to non-employee directors of: (a) an annual retainer and meeting fees for regular or special Board meetings and committee meetings; (b) an initial award of non-qualified stock options to purchase 12.5 thousand shares of common stock upon becoming a director of the Company for the first time; (c) an additional award of non-qualified stock options to purchase 3.0 thousand shares of common stock annually upon election or re-election to the Board; and (d) an annual award of common stock with a fair market value of $0.1 million on the date of grant. Directors may elect to have their cash compensation paid in any combination of current or deferred cash, common stock or salary replacement options. Deferred cash compensation may be invested on a tax-deferred basis in the same manner as deferrals under our non-qualified deferred compensation plan. Directors may elect to have their annual stock award paid in the form of common stock or cash, or a combination thereof, or deferred. All stock options and other stock or stock-based awards that are part of the compensation paid or deferred pursuant to the Director Compensation Program are awarded under the 2002 Plan.

The following table presents a summary of our stock option activity as of and for the fiscal year ended May 27, 2007:

	Options (in millions)	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in millions)
Outstanding beginning of period	18.2	$ 19.15		
Options granted	1.7	36.26		
Options exercised	(3.6)	14.15		
Options cancelled	(0.2)	27.72		
Outstanding end of period	16.1	$ 21.93	5.42	$ 376.5
Exercisable	10.5	$ 17.82	4.11	$ 289.8

During fiscal 2007, we recognized $15.8 million ($9.5 million net of tax) in stock-based compensation expense from continuing operations related to stock options. The weighted-average fair value of non-qualified stock options granted during fiscal 2007, 2006 and 2005 used in computing compensation expense in fiscal 2007 and pro-forma compensation expense in fiscal 2006 and 2005 was $13.87, $10.68 and $7.75, respectively. The total intrinsic value of options exercised during fiscal 2007, 2006 and 2005 was $97.8 million, $86.6 million and $110.9 million, respectively. Cash received from option exercises during fiscal 2007 and 2006 was $50.9 million and $55.6 million, respectively. We settle employee stock option exercises with authorized but unissued shares of Darden common stock or treasury shares we have acquired through our ongoing share repurchase program.

As of May 27, 2007, there was $27.8 million of unrecognized compensation cost related to unvested stock options granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 2.0 years. The total fair value of stock options that vested during fiscal 2007 was $16.9 million.

Restricted stock and RSUs are granted at a value equal to the market price of our common stock on the date of grant. Restrictions lapse with regard to restricted stock, and RSUs are settled in shares, at the end of their vesting periods, which is generally four years. During fiscal 2007, 2006 and 2005, we recognized $5.2 million ($3.2 million net of tax), $7.0 million ($4.3 million net of tax) and $7.2 million ($4.4 million net of tax), respectively, in stock-based compensation expense from continuing operations related to restricted stock and RSUs.

The following table presents a summary of our restricted stock and RSU activity as of and for the fiscal year ended May 27, 2007:

	Shares (in millions)	Weighted-Average Grant Date Fair Value Per Share
Outstanding beginning of period	1.4	$ 25.06
Shares granted	0.1	35.82
Shares vested	(0.2)	23.56
Shares cancelled	(0.1)	27.43
Outstanding end of period	1.2	$ 25.98

As of May 27, 2007, there was $16.3 million of unrecognized compensation cost related to unvested restricted stock and RSUs granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 2.0 years. The total fair value of restricted stock and RSUs that vested during fiscal 2007, 2006, and 2005 was $5.4 million, $5.2 million and $4.1 million, respectively.

Darden stock units are granted at a value equal to the market price of our common stock on the date of grant and generally will be settled in cash at the end of their vesting periods, which range between four and five years, at the then market price of our common stock. Compensation expense is measured based on the market price of our common stock each period and is amortized over the vesting period. During fiscal 2007, 2006 and 2005, we recognized $5.6 million ($3.5 million net of tax), $4.2 million ($2.6 million net of tax) and $1.9 million ($1.2 million net of tax), respectively, in stock-based compensation expense from continuing operations related to Darden stock units. We also entered into equity forward contracts to hedge the risk of changes in future cash flows associated with the unvested unrecognized Darden stock units granted during the first quarters of fiscal 2007, 2006 and 2005 (see Note 10 – Derivative Instruments and Hedging Activities for additional information).

The following table presents a summary of our Darden stock unit activity as of and for the fiscal year ended May 27, 2007:

	Units (in millions)	Weighted-Average Fair Value Per Unit
Outstanding beginning of period	0.7	$ 36.51
Units granted	0.4	34.75
Units vested	–	–
Units cancelled	(0.1)	41.36
Outstanding end of period	1.0	$ 45.32

As of May 27, 2007, there was $13.5 million of unrecognized compensation cost related to Darden stock units granted under our incentive plans. This cost is expected to be recognized over a weighted-average period of 3.5 years.

During fiscal 2007, we issued 0.29 million performance stock units with a fair value on the date of grant of $35.81 per share that will be settled in shares of our common stock upon vesting. The performance stock units vest over a period of five years following the date of grant, and the annual vesting target for each fiscal year is 20.0 percent of the total number of units covered by the award. The number of units that actually vests each year will be determined based on the achievement of Company performance criteria set forth in the award agreement and may range from zero to 150.0 percent of the annual target. Holders will receive one share of common stock for each performance stock unit that vests. Compensation expense is measured based on grant date fair value. During fiscal 2007, we recognized $2.6 million ($1.6 million net of tax) of stock-based compensation expense related to the vesting of performance stock units. As of May 27, 2007, there was $6.8 million of unrecognized compensation cost related to unvested performance stock units granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 4.0 years.

We maintain an Employee Stock Purchase Plan to provide eligible employees who have completed one year of service (excluding senior officers subject to Section 16(b) of the Securities Exchange Act of 1934, and certain other employees who are employed less than full time or own five percent or more of our capital stock or that of any subsidiary) an opportunity to invest up to $5.0 thousand per calendar quarter to purchase shares of our common stock, subject to certain limitations. Under the plan, up to an aggregate of 3.6 million shares are available for purchase by employees at a purchase price that is 85.0 percent of the fair market value of our common stock on either the first or last trading day of each calendar quarter, whichever is lower. In connection with the adoption of SFAS No. 123(R) in fiscal 2007 we recognized $1.3 million ($0.9 million net of tax) of stock-based compensation expense related to the plan. Cash received from employees pursuant to the plan during fiscal 2007, 2006 and 2005 was $5.8 million, $6.2 million and $5.1 million, respectively.

During fiscal 2007, 2006 and 2005 we recognized $1.1 million ($0.7 million net of tax), $1.3 million ($0.8 million net of tax) and $0.8 million ($0.5 million net of tax), respectively, of stock-based compensation expense related to stock granted to Directors pursuant to the Director Compensation Program and to employees for performance awards under the 2002 Plan.

Note 18

Commitments and Contingencies

As collateral for performance on contracts and as credit guarantees to banks and insurers, we were contingently liable for guarantees of subsidiary obligations under standby letters of credit. At May 27, 2007 and May 28, 2006, we had $75.0 million and $77.2 million, respectively, of standby letters of credit related to workers' compensation and general liabilities accrued in our consolidated financial statements. At May 27, 2007 and May 28, 2006, we had $10.4 million and $12.6 million, respectively, of standby letters of credit related to contractual operating lease obligations and other payments. All standby letters of credit are renewable annually.

At May 27, 2007 and May 28, 2006, we had $0.9 million and $1.3 million, respectively, of guarantees associated with leased properties that have been assigned to third parties. These amounts represent the maximum potential amount of future payments under the guarantees. The fair value of these potential payments discounted at our pre-tax cost of capital at May 27, 2007 and May 28, 2006, amounted to $0.7 million and $1.0 million, respectively. We did not accrue for the guarantees, as the likelihood of the third parties defaulting on the assignment agreements was deemed to be less than probable. In the event of default by a third party, the indemnity and default clauses in our assignment agreements govern our ability to recover from and pursue the third party for damages incurred as a result of its default. We do not hold any third-party assets as collateral related to these assignment agreements, except to the extent that the assignment allows us to repossess the building and personal property. These guarantees expire over their respective lease terms, which range from fiscal 2008 through fiscal 2012.

We are subject to private lawsuits, administrative proceedings and claims that arise in the ordinary course of our business. A number of these lawsuits, proceedings and claims may exist at any given time. These matters typically involve claims from guests, employees and others related to operational issues common to the restaurant industry, and can also involve infringement of, or challenges to, our trademarks. While the resolution of a lawsuit, proceeding or claim may have an impact on our financial results for the period in which it is resolved, we believe that the final disposition of the lawsuits, proceedings and claims in which we are currently involved, either individually or in the aggregate, will not have a material adverse effect on our financial position, results of operations or liquidity. The following is a brief description of the more significant of these matters. In view of the inherent uncertainties of litigation, the outcome of any unresolved matter described below cannot be predicted at this time, nor can the amount of any potential loss be reasonably estimated.

Like other restaurant companies and retail employers, we have been faced in a few states with allegations of purported class-wide wage and hour violations. In August 2003, three former employees in Washington filed a purported class action in Washington State Superior Court in Spokane County alleging violations of Washington labor laws with respect to providing rest breaks. The court stayed the action and ordered the plaintiffs into our mandatory arbitration program. Although we believe we provided the required rest breaks to our employees, we resolved the case through mediation, and the settlement agreement received preliminary court approval in June 2007.

In January 2004, a former food server filed a purported class action in California state court alleging that Red Lobster's "server banking" policies and practices (under which servers settle guest checks directly with customers throughout their shifts, and turn in collected monies at the shift's end) improperly required her and other food servers and bartenders to make up cash shortages and walkouts in violation of California law. The case was ordered to arbitration. As a procedural matter, the arbitrator ruled that class-wide arbitration is permissible under our dispute resolution program. We have filed a petition opposing the arbitrator's decision; no decision on the petition has yet been rendered and no class has been certified. In January 2007, plaintiffs' counsel filed in California state court a second purported class action lawsuit on behalf of servers and bartenders alleging that Olive Garden's server banking policy and its alleged failure to pay split shift premiums violated California law. We believe that our policies and practices were lawful and that we have strong defenses to both cases.

On March 23, 2006, we were notified that the staff of the U.S. Federal Trade Commission (FTC) was conducting an inquiry into the marketing of our gift cards. During the inquiry, we cooperated with the staff, provided information and made some voluntary adjustments to the disclosure of dormancy fees related to our gift cards. In October 2006, we discontinued the imposition of dormancy fees. In April 2007, without admitting liability, we entered into a consent order with the FTC under which we agreed to make certain minimum disclosures should we decide in the future to impose fees in connection with our gift cards, to maintain certain records related to gift cards, and to restore dormancy fees previously imposed on the cards. By its terms the consent order will remain in place until 2027.

Note 19
Quarterly Data (Unaudited)

The following table summarizes unaudited quarterly data for fiscal 2007 and 2006, whereas the fiscal 2007 and 2006 quarterly data has been presented to properly classify the results of operations of Smokey Bones and the nine closed Bahama Breeze restaurants as discontinued operations:

	Fiscal 2007 – Quarters Ended				
(In millions, except per share data)	Aug. 27	Nov. 26	Feb. 25	May 27[1]	Total
Sales	$1,359.6	$1,298.1	$1,449.5	$1,459.8	$5,567.1
Earnings before income taxes	139.4	96.6	157.4	137.3	530.8
Earnings from continuing operations	93.3	67.6	117.7	98.5	377.1
Losses from discontinued operations, net of tax	(4.8)	(5.9)	(11.3)	(153.6)	(175.7)
Net earnings (loss)	88.5	61.7	106.4	(55.1)	201.4
Basic net earnings per share:					
Earnings from continuing operations	0.64	0.46	0.82	0.70	2.63
Losses from discontinued operations	(0.03)	(0.04)	(0.08)	(1.09)	(1.23)
Net earnings (loss)	0.61	0.42	0.74	(0.39)	1.40
Diluted net earnings per share:					
Earnings from continuing operations	0.62	0.45	0.79	0.67	2.53
Losses from discontinued operations	(0.03)	(0.04)	(0.07)	(1.05)	(1.18)
Net earnings (loss)	0.59	0.41	0.72	(0.38)	1.35
Dividends paid per share	–	0.23	–	0.23	0.46
Stock price:					
High	39.40	44.19	42.71	45.88	45.88
Low	33.29	35.24	38.32	39.08	33.29

(1) During the fourth quarter of fiscal 2007, we closed 54 Smokey Bones, two Rocky River Grillhouse and nine Bahama Breeze restaurants resulting in impairment costs and closure costs in the fourth quarter of fiscal 2007 of $229.5 million and $16.4 million, respectively. The amounts are included in losses from discontinued operations, net of tax, in the table above.

(In millions, except per share data)	Fiscal 2006 – Quarters Ended				
	Aug. 28	Nov. 27	Feb. 26	May 28	Total
Sales	$1,318.8	$1,241.4	$1,379.1	$1,414.3	$5,353.6
Earnings before income taxes	128.9	87.5	152.1	139.7	508.1
Earnings from continuing operations	86.0	58.6	112.2	95.0	351.8
Losses from discontinued operations, net of tax	(0.5)	(3.5)	(6.9)	(2.7)	(13.6)
Net earnings	85.5	55.1	105.3	92.3	338.2
Basic net earnings per share:					
Earnings from continuing operations	0.56	0.39	0.75	0.65	2.35
Losses from discontinued operations	0.00	(0.02)	(0.05)	(0.02)	(0.09)
Net earnings	0.56	0.37	0.70	0.63	2.26
Diluted net earnings per share:					
Earnings from continuing operations	0.53	0.37	0.71	0.62	2.24
Losses from discontinued operations	0.00	(0.02)	(0.04)	(0.02)	(0.08)
Net earnings	0.53	0.35	0.67	0.60	2.16
Dividends paid per share	–	0.20	–	0.20	0.40
Stock price:					
High	34.81	36.09	42.48	42.75	42.75
Low	30.92	28.80	33.86	35.60	28.80

Five-Year Financial Summary
Financial Review 2007

(In millions, except per share data)	May 27, 2007	May 28, 2006	May 29, 2005	May 30, 2004 [2]	May 25, 2003
	Fiscal Year Ended				
Operating Results [1]					
Sales	$ 5,567.1	$ 5,353.6	$ 4,977.6	$ 4,794.7	$ 4,530.4
Costs and expenses:					
Cost of sales:					
Food and beverage	1,616.1	1,570.0	1,490.3	1,456.9	1,407.7
Restaurant labor	1,808.2	1,722.1	1,594.2	1,528.6	1,440.9
Restaurant expenses	834.5	806.4	742.8	728.4	684.3
Total cost of sales, excluding restaurant depreciation and amortization [3]	$ 4,258.8	$ 4,098.5	$ 3,827.3	$ 3,713.9	$ 3,532.9
Selling, general and administrative	534.6	504.8	467.3	452.2	418.5
Depreciation and amortization	200.4	197.0	194.7	196.9	182.9
Interest, net	40.1	43.9	44.7	44.9	43.9
Asset impairment and restructuring charges, net	2.4	1.3	2.0	28.1	3.9
Total costs and expenses	$ 5,036.3	$ 4,845.5	$ 4,536.0	$ 4,436.0	$ 4,182.1
Earnings before income taxes	530.8	508.1	441.6	358.7	348.3
Income taxes	(153.7)	(156.3)	(141.7)	(116.2)	(116.1)
Earnings from continuing operations	$ 377.1	$ 351.8	$ 299.9	$ 242.5	$ 232.2
Losses from discontinued operations, net of tax benefit of $112.9, $12.1, $8.3, $10.6 and $4.4	(175.7)	(13.6)	(9.3)	(15.3)	(6.2)
Net earnings	$ 201.4	$ 338.2	$ 290.6	$ 227.2	$ 226.0
Basic net earnings per share:					
Earnings from continuing operations	$ 2.63	$ 2.35	$ 1.91	$ 1.48	$ 1.36
Losses from discontinued operations	$ (1.23)	$ (0.09)	$ (0.06)	$ (0.09)	$ (0.03)
Net earnings	$ 1.40	$ 2.26	$ 1.85	$ 1.39	$ 1.33
Diluted net earnings per share:					
Earnings from continuing operations	$ 2.53	$ 2.24	$ 1.84	$ 1.43	$ 1.31
Losses from discontinued operations	$ (1.18)	$ (0.08)	$ (0.06)	$ (0.09)	$ (0.04)
Net earnings	$ 1.35	$ 2.16	$ 1.78	$ 1.34	$ 1.27
Average number of common shares outstanding:					
Basic	143.4	149.7	156.7	163.5	170.3
Diluted	148.8	156.9	163.4	169.7	177.4
Financial Position					
Total assets	$ 2,880.8	$ 3,010.2	$ 2,937.8	$ 2,780.3	$ 2,664.6
Land, buildings and equipment, net	2,184.4	2,446.0	2,351.5	2,250.6	2,157.1
Working capital (deficit)	(529.0)	(648.5)	(637.3)	(337.2)	(314.3)
Long-term debt, less current portion	491.6	494.7	350.3	653.3	658.1
Stockholders' equity	1,094.5	1,229.8	1,273.0	1,175.3	1,130.1
Stockholders' equity per outstanding shares	7.74	8.37	8.25	7.42	6.85

Five-Year Financial Summary continued

(In millions, except per share data)	Fiscal Year Ended May 27, 2007	May 28, 2006	May 29, 2005	May 30, 2004 [1]	May 25, 2003
Other Statistics					
Cash flows from operations [1]	$ 569.8	$ 699.1	$ 550.0	$ 492.0	$ 495.1
Capital expenditures [1]	345.2	273.5	210.4	269.3	350.3
Dividends paid	65.7	59.2	12.5	13.0	13.5
Dividends paid per share	0.46	0.40	0.08	0.08	0.08
Advertising expense [1]	230.0	223.0	206.5	208.8	199.0
Stock price:					
High	45.88	42.75	33.11	25.60	27.83
Low	33.29	28.80	19.30	17.80	16.46
Close	$ 45.32	$ 36.51	$ 32.80	$ 22.50	$ 18.35
Number of employees	156,500	157,300	150,100	141,300	140,700
Number of restaurants	1,397	1,427	1,381	1,325	1,271

(1) Consistent with our consolidated financial statements, this information has been presented on a continuing operations basis. Accordingly, the activities related to Smokey Bones, Rocky River Grillhouse and the nine Bahama Breeze restaurants that were closed in fiscal 2007 have been excluded.

(2) Fiscal year 2004 consisted of 53 weeks while all other fiscal years presented on this summary consisted of 52 weeks.

(3) Excludes restaurant depreciation and amortization of $186.4, $181.1, $180.2, $182.6 and $169.0, respectively.

Shareholder Information

Company Address

Darden Restaurants, Inc.
5900 Lake Ellenor Drive
Orlando, FL 32809
Phone: (407) 245-4000

Mailing Address

Darden Restaurants, Inc.
P.O. Box 593330
Orlando, FL 32859-3330

Web Site Addresses

www.darden.com
www.redlobster.com
www.olivegarden.com
www.bahamabreeze.com
www.seasons52.com

Transfer Agent, Registrar and Dividend Payments

Wells Fargo Shareowner Services
161 N. Concord Exchange
South St. Paul, MN 55075-1139
Phone: (877) 602-7596 or (651) 450-4064
www.wellsfargo.com/com/shareowner_services
Address correspondence as appropriate to the attention of:

- Address Changes
- Stock Transfers
- Shareholder Services

Independent Registered Public Accounting Firm

KPMG LLP
111 North Orange Avenue
Suite 1600
Orlando, FL 32801
Phone: (407) 423-3426

Form 10-K Report

Shareholders may request a free copy of our Form 10-K, including schedules but excluding exhibits, by writing to:

Investor Relations, Darden Restaurants, Inc.,
P.O. Box 593330, Orlando, FL 32859-3330.

Shareholder Reports/Investor Inquiries

Shareholders seeking information about Darden Restaurants are invited to contact the Investor Relations Department at (800) 832-7336. Shareholders may request to receive, free of charge, copies of quarterly earnings releases.

Information may also be obtained by visiting our Web site at www.darden.com. Annual reports, SEC filings, press releases, and other Company news are readily available on the Web site.

Our Web site also includes corporate governance information, including our Corporate Governance Guidelines, Code of Business Conduct and Ethics, and board committee charters, including the charters for our Audit, Compensation and Nominating and Governance Committees. We believe we are in compliance with the applicable corporate governance listing standards of the New York Stock Exchange, as of the date of this report.

Darden Restaurants Foundation Annual Report

To receive a copy of the 2007 Darden Restaurants Foundation Annual Report, mail a request to the Foundation Administrator, Darden Restaurants, Inc., P.O. Box 593330, Orlando, FL 32859-3330, or visit our Web site at www.darden.com.

Notice of Annual Meeting

The Annual Meeting of Shareholders will be held at 10:00 a.m. Eastern Daylight Savings Time on Friday, September 14, 2007, at the Hyatt Regency Orlando International Airport, 9300 Airport Boulevard, Orlando, FL 32827.

As of the close of business on July 23, 2007, we had approximately 37,400 registered shareholders of record.

Markets

New York Stock Exchange
Stock Exchange Symbol: DRI

Certifications

We have filed as exhibits to our Annual Report on Form 10-K for the year ended May 27, 2007, the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act. We have also submitted the required annual Chief Executive Officer certification to the New York Stock Exchange.



In alignment with Darden's commitment to sustainability, this report has been printed on paper manufactured with at least 90% fiber from well-managed forests. These forests are certified to a sustainable forest management standard with 10% made from post-consumer recycled fiber.

Diversity is both a core value and a competitive advantage for Darden. As an example of our continuing commitment to diversity, this annual report was designed by a woman-owned company, Corporate Reports Inc. of Atlanta, GA; and printed by a certified minority vendor, Graphic Press of Los Angeles, CA.

DARDEN
RESTAURANTS.






Darden Restaurants, Inc. • 5900 Lake Ellenor Drive • Orlando, FL 32809
(407) 245-4000 • www.darden.com

END